As filed with the Securities and Exchange Commission on May 3, 2004.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Genesee & Wyoming Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	06-0984624
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
66 Field Point Road
Greenwich, Connecticut 06830
(203) 629-3722
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Adam B. Frankel, Esq.

Senior Vice President, General Counsel and Secretary
66 Field Point Road
Greenwich, Connecticut 06830
(203) 629-3722
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Avrohom J. Kess, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017	Philip J. Niehoff, Esq. Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, Illinois 60603-3441

          Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	Per Unit(2)	Offering Price(2)	Registration Fee

Class A Common Stock, par value $.01 per share	3,862,048 shares	$23.72	$91,607,778.56	$11,606.71

(1)	In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares registered includes an indeterminate number of shares of the Class A Common Stock issuable as a result of any stock splits or stock dividends.

(2)	Estimated solely for the purpose of calculating the registration fee and calculated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices per share of the Class A Common Stock as reported on the New York Stock Exchange on April 29, 2004.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus supplement is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement and the accompanying prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 3, 2004

Prospectus Supplement

(to Prospectus dated May      , 2004)

3,358,303 Shares

Class A Common Stock

         The 1818 Fund III, L.P., the selling stockholder, is selling 3,358,303 shares of our Class A Common Stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

      Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “GWR.” On April 30, 2004, the last reported sale price of our Class A Common Stock was $23.05 per share.

      See “Risk Factors” beginning on page 1 of the accompanying prospectus to read about the risks you should consider before buying shares of our Class A Common Stock.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to the selling stockholder	$	$

      The selling stockholder and certain of our other stockholders have granted the underwriters a 30-day option to purchase up to an additional 503,745 shares of our Class A Common Stock to cover any over-allotments.

      Delivery of the shares will be made on or about May      , 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	Credit Suisse First Boston
Deutsche Bank Securities
BB&T Capital Markets
Morgan Keegan & Company, Inc.
Avondale Partners

The date of this prospectus supplement is May      , 2004.

Oregon Region
Portland & Western Railroad

Utah Region
Utah Railway Company & Terminals

Illinois Region
Illinois & Midland Railroad

New York/Pennsylvania Region
Buffalo & Pittsburgh Railroad
Rochester & Southern Railroad

Dashed Lines indicate trackage rights in North America

Canada
Québec Gatineau Railway
St-Laurent & Atlantique (Québec) St. Lawrence & Atlantic (USA)

Canada
Huron Central Railway

Short line Railroads operated by Rail Link, Inc.

Louisiana & Delta Railroad

Arkansas Louisiana & Mississippi
Fordyce & Princeton Railroad

Chattahoochee Industrial Railroad

York Railway

Bolivia
Empresa Ferroviaria Oriental, S. A.
The Bolivian operations are an unconsolidated investment.

Gulf of Mexico
Pacific Ocean
GUATEMALA
BELIZE
HONDURAS

Mexico Ferrocarriles Chiapas-Mayab, S.A. de C.V.

WESTERN AUSTRALIA
Perth
Indian Ocean
Great Australian Bight

SOUTH AUSTRALIA
QUEENSLAND
NEW SOUTH WALES
VICTORIA
Adelaide
Sydney
Melbourne
Southern Ocean

Australian Railroad Group (ARG)
ARG lines in Western Australia

The Australian operations are an unconsolidated investment.

ARG lines in South Australia
ARG operations in New South Wales (access agreement)
Interstate lines
Asia Pacific Transport Consortium (APTC) Line

Genesee & Wyoming Inc. (GWI) has provided rail freight services in the United States for over 100 years.

GWI's common shares are traded on the New York Stock Exchange under the symbol GWR.

PROSPECTUS SUPPLEMENT

      This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to Genesee & Wyoming Inc. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description in the prospectus supplement differs from the description in the accompanying prospectus, the description in the prospectus supplement supersedes the description in the accompanying prospectus.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the selling stockholder have not authorized anyone else to provide you with different information. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our Class A Common Stock. The selling stockholder is not making an offer of these securities in any state where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

      The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. Information furnished under Item 9 or Item 12 of our Current Report on Form 8-K is not incorporated by reference in this prospectus. We furnished information under Item 12 of our Current Reports on Form 8-K on February 11, 2004 and on May 3, 2004.

      We incorporate by reference the documents listed below, any documents that we file after the date of filing of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of that registration statement, and any documents we file in the future with the Securities and Exchange Commission, under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities that we have registered for sale under the registration statement of which this prospectus forms a part.

•	The Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 15, 2004; and

•	The Current Reports on Form 8-K filed on January 7, 2004 and March 9, 2004.

      We make available any documents that we file with the Securities and Exchange Commission free of charge on our website at http://www.gwrr.com as soon as reasonably practicable after we electronically file such documents with the Securities and Exchange Commission. In addition, you may request a copy of these filings, including the documents that are incorporated by reference in this prospectus, at no cost by writing or telephoning us at the following address or telephone number:

Genesee & Wyoming Inc.

66 Field Point Road
Greenwich, CT 06830
Attention: Adam B. Frankel, Esq.
Telephone: (203) 629-3722

S-i

PROSPECTUS SUPPLEMENT SUMMARY

      The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of the prospectus. This summary highlights selected information from the prospectus supplement. As a result, it does not contain all of the information you should consider before investing in our Class A Common Stock. You should carefully read the entire prospectus, including the documents incorporated by reference in it, which are described under “Where You Can Find More Information About Us.”

      Unless the context otherwise requires, when used in this prospectus, the terms “Genesee & Wyoming,” “we,” “our” and “us” refer to Genesee & Wyoming Inc. and its consolidated subsidiaries and unconsolidated subsidiaries, including Australian Railroad Group Pty Ltd and its subsidiaries, referred to as ARG. ARG is our 50%-owned subsidiary based in Perth, Western Australia. Unless otherwise indicated, all references to currency amounts in this prospectus supplement are in U.S. dollars.

Our Company

      We are a leading owner and operator of short-line and regional freight railroads in the United States, Canada, Mexico, Australia and Bolivia. Genesee & Wyoming was founded in 1899 as a 14-mile rail line serving a single salt mine in upstate New York. Since 1977, when Mortimer B. Fuller, III purchased a controlling interest in Genesee & Wyoming Railroad Company and became our Chief Executive Officer, we have completed 24 acquisitions and now operate over 8,100 miles of owned, jointly owned or leased track, with access to more than 3,000 additional miles under track access arrangements. Based on track miles, we believe that we are the second-largest operator of regional railroads in North America, and that ARG, our 50%-owned subsidiary in Australia, operates the second largest privately owned rail system in Australia.

      Since our initial public offering in 1996 through December 31, 2003, we increased our net income at a compound annual growth rate of 25.4%, from $5.9 million to $28.7 million, and increased our diluted earnings per share at a compound annual growth rate of 13.5%, from $0.44 to $1.07. For the three months ended March 31, 2004, we increased our net income by 71.1% to $9.5 million compared to $5.5 million for the three months ended March 31, 2003, and we increased our diluted earnings per share by 66.7% to $0.35 compared to $0.21 for the same period in 2003. For the three months ended March 31, 2004, ARG contributed $3.7 million, or 39.5%, of our total net income. We have achieved these results through the execution of our acquisition and operating strategies.

Our Acquisition Strategy

      We intend to increase our earnings and cash flow through the execution of our disciplined acquisition strategy for both domestic and international opportunities. When acquiring railroads in our existing regions, we target contiguous or nearby rail properties where our local management teams are best able to identify opportunities to reduce operating costs and increase equipment utilization. In new regions, we target rail properties that have adequate size to establish a presence in the region, provide a platform for growth in the region and attract qualified management. To help ensure accountability for the projected financial results of our potential acquisitions, we typically include the regional manager who would be operating the rail property as part of our due diligence team.

      We derive our acquisition, investment and long-term lease opportunities from the following four sources:

•	rail lines of industrial companies, such as Bethlehem Steel Corporation, Mueller Industries, Inc. and Georgia-Pacific Corp.;

•	branch lines of Class I railroads, such as Burlington Northern Santa Fe Corporation, or BNSF, and CSX Corporation, or CSX;

•	other regional railroads or short-line railroads, such as Emons Transportation Group, Inc., or Emons; and

•	foreign government-owned railroads, such as Westrail in Western Australia, that have been privatized.

      From 1977 to 1997, we acquired and integrated ten railroads in the United States. From 1997 to 2000, we acquired or made investments in seven railroads internationally, including in South Australia (1997), Canada (1997), Mexico (1999), Western Australia (2000) and Bolivia (2000). Since 2001, we have made five acquisitions in the United States and Canada, including South Buffalo Railway Company, or South Buffalo (2001), Emons (2002), Utah Railway Company (2002), a rail line leased from BNSF in Oregon (2002), and most recently, Arkansas Louisiana & Mississippi Railroad Company, Chattahoochee Industrial Railroad and Fordyce and Princeton R.R. Co., all acquired from Georgia-Pacific Corp. (December 2003).

      We believe that acquisition opportunities in the United States exist among the 500 short-line and regional railroads operating approximately 50,000 miles of track, as well as additional lines expected to be sold or leased by Class I railroads. Internationally, we believe that there are additional acquisition or privatization candidates in Australia, Canada, South America and other markets. Furthermore, we believe that there is a relatively small number of well capitalized operators currently bidding for properties in the international and U.S. rail markets. As a result, we believe that we are well positioned to capitalize on additional acquisition opportunities. Each of our acquisitions requires strict adherence to our return on invested capital targets. A significant portion of our management performance bonuses, at both the corporate and regional levels, are tied by formula to achieving these financial targets.

      Our strategy of building regional rail systems through acquisitions is best illustrated by our original U.S. region, the New York-Pennsylvania region, and our Australian operations, ARG.

•	New York-Pennsylvania Region. Starting with our original rail line, the Genesee & Wyoming, we have completed seven contiguous acquisitions since 1985, creating a regional railroad linking Western New York with Western Pennsylvania. Our most recent acquisition in this region was South Buffalo, which we acquired from Bethlehem Steel Corporation in 2001. From the year ended December 31, 1987 to the year ended December 31, 2003, we increased the annual revenues generated by our New York-Pennsylvania region from $8.0 million to $46.9 million. The region has a diverse commodity base including coal, petroleum, auto parts, chemicals, pulp and paper, salt and steel.

•	Australian Railroad Group. Over the past six years, we have been sequentially building a rail business that operates across the Australian continent. In Australia, we: (1) entered the market through the acquisition of the previously government-owned rail system of South Australia in 1997; (2) secured a contract to operate iron ore supply rail-lines and in-plant rail operations for a steel mill in Whyalla, South Australia in 1999; (3) combined our South Australian railroad business with previously government-owned rail assets of Western Australia, which we acquired with Wesfarmers Limited, or Wesfarmers, for $334 million in December 2000; (4) acquired an equity interest (2.1% at December 31, 2003) in a consortium to build, own and operate an 885-mile rail line from Alice Springs to Darwin in the Northern Territory of Australia in April 2001; and (5) added a significant new customer contract in New South Wales on the east coast of Australia in November 2003. For the year ended December 31, 2003, ARG generated $249.6 million in revenues. ARG’s principal commodities are grain and various ores and minerals that are destined for export markets, particularly Asia.

Our Operating Strategy

      We also intend to increase our earnings and cash flow through the execution of our operating strategy for both our domestic and international operations. Our railroads operate under strong local management, with centralized administrative support and oversight. Our operations are conducted in nine regions. These regions are, in the United States: Illinois; New York-Pennsylvania; Oregon; Rail Link (which includes our industrial switching and port operations in various geographic locations); and Utah, and outside the United States: Australia (50% owned); Bolivia (22.9% owned); Canada; and Mexico. In all of our regions, we seek to encourage the entrepreneurial drive, local knowledge and customer service that are prerequisites for us to achieve our financial goals. At the regional level, our operating strategy consists of the following four principal elements:

•	Focused Regional Marketing. We build each regional rail system on a base of large industrial customers, grow that business through marketing efforts and pursue additional revenues by attracting new customers and providing ancillary rail services. These ancillary rail services include railcar switching, repair, storage, cleaning, weighing and blocking, and bulk transfer, which enable shippers and Class I carriers to move freight more easily and cost-effectively.

•	Lower Operating Costs. We constantly focus on lowering operating costs and have historically been able to operate acquired rail lines more efficiently than the companies and governments from whom we acquired these properties. We typically achieve efficiencies through lowering administrative overhead, consolidating equipment and track maintenance contracts, reducing transportation costs and selling certain assets.

•	Efficient Use of Capital. We invest in track and rolling stock to ensure that we operate safe regional railroads that meet the demands of our customers. At the same time, we seek to maximize our return on invested capital by focusing on cost effective capital programs. For example, we often rebuild older locomotives rather than purchase new locomotives, and our track investment on light density lines is at levels that are appropriate for infrequent traffic. In addition, in some instances, we are able to obtain state and/or federal grants to rehabilitate track to support investments that would not be financially viable for us to make on a stand alone basis.

•	Continuous Safety Improvement. We believe that a safe work environment is essential for our employees, our customers and the long-term success of our business. Each year we establish stringent safety targets. Through the execution of our safety program, we have reduced our injury frequency rate from 5.89 injuries per 200,000 man-hours worked in 1998 to 1.64 in 2003.

      As a result of our operating strategy, we and ARG have significantly increased our respective cash flow from operations and free cash flow. For a discussion of these items, see “Summary Consolidated Financial Information of Genesee & Wyoming” and “Summary Consolidated Financial Information of ARG.”

Company Information

      Genesee & Wyoming Inc. is a Delaware corporation incorporated in 1977. Our executive offices are located at 66 Field Point Road, Greenwich, CT 06830. Our telephone number is (203) 629-3722. Our website address is http://www.gwrr.com. The information contained on our website is not part of this prospectus.

The Offering

Class A Common Stock offered by the selling stockholder	3,358,303 shares

Class A Common Stock to be outstanding immediately after this offering	23,712,200 shares

Use of Proceeds	We will not receive any proceeds from the sale of shares of our Class A Common Stock offered by the selling stockholder. The selling stockholder will receive all net proceeds from the sale of shares of our Class A Common Stock in this offering. See “Use of Proceeds.”

New York Stock Exchange Symbol	GWR

      The shares of Class A Common Stock offered by The 1818 Fund III, L.P., or The 1818 Fund, the selling stockholder in this offering, will be issued to the selling stockholder immediately prior to this offering upon the conversion by The 1818 Fund of 22,886 shares of our Series A Preferred Stock.

      The number of shares to be outstanding after this offering is based on 20,353,897 shares of our Class A Common Stock issued and outstanding as of April 26, 2004 and excludes:

•	5,141,250 shares of our Class A Common Stock that may be issued under our Amended and Restated 1996 Stock Option Plan, Deferred Stock Plan for Non-Employee Directors and Stock Option Plan for Outside Directors, including 1,606,602 shares issuable upon exercise of outstanding stock options as of April 26, 2004, with a weighted average exercise price of approximately $11.22 per share;

•	2,707,935 shares of our Class A Common Stock issuable upon conversion of our outstanding Class B Common Stock; and

•	310,175 shares of our Class A Common Stock issuable upon conversion of the remaining 2,114 shares of our Series A Preferred Stock held by The 1818 Fund.

      Unless we indicate otherwise, the share information in this prospectus supplement assumes that the underwriters’ option to cover over-allotments is not exercised. The selling stockholder and certain of our other stockholders have granted the underwriters a 30-day option to purchase up to an additional 503,745 shares of our Class A Common Stock to cover any over-allotments. See “Underwriting” and “Principal and Selling Stockholders.” In addition, all share, per share and par value amounts presented or incorporated by reference in this prospectus have been restated to reflect the retroactive effect of the 3-for-2 stock splits of our Class A Common Stock and Class B Common Stock on June 15, 2001, February 28, 2002 and March 15, 2004.

Summary Consolidated Financial Information of Genesee & Wyoming

      The following table sets forth summary consolidated financial information for each of the three years ended December 31, 2001, 2002 and 2003 derived from our audited consolidated financial statements and as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 derived from our unaudited consolidated financial statements.

      In the opinion of our management, the unaudited information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. Interim results are not necessarily indicative of full year results. In addition, we have grown significantly through acquisitions and investments over the periods covered by this summary consolidated financial information. Because of variations in the structure, timing and size of these acquisitions and investments, our statements of income data in any reporting period may not be directly comparable to our statements of income data in other periods presented.

      You should read the information in this table together with our consolidated financial statements and the related notes and the information contained in the documents incorporated by reference in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2003.

				Three Months Ended
	Year Ended December 31,			March 31,

	2001(1)(2)	2002(3)	2003	2003	2004(4)

	(in thousands, except per share amounts)
Statements of Income Data:
Operating revenues	$173,576	$209,540	$244,827	$58,862	$72,403
Operating expenses	150,622	177,533	208,522	50,875	60,843

Income from operations	22,954	32,007	36,305	7,987	11,560
Interest expense	(10,049)	(8,139)	(8,646)	(2,342)	(2,435)
Gain on sale of 50% equity in Australian operations	2,985	—	—	—	—
Other income, net	497	726	986	326	192

Income before income taxes and equity earnings	16,387	24,594	28,645	5,971	9,317
Income taxes	(6,166)	(8,761)	(10,567)	(2,174)	(3,633)
Equity in net income of international affiliates:
Australia	8,451	8,487	10,371	2,014	3,742
South America	412	1,287	270	(277)	40

Net Income	19,084	25,607	28,719	5,534	9,466
Preferred stock dividends and cost accretion	957	1,172	1,270	293	301

Net income available to common stockholders	$18,127	$24,435	$27,449	$5,241	$9,165

Basic Earnings Per Common Share:
Net income available to common stockholders	$1.15	$1.11	$1.21	$0.23	$0.40
Weighted average number of shares of common stock	15,764	22,056	22,700	22,529	22,928
Diluted Earnings Per Common Share:
Net income	$0.98	$0.97	$1.07	$0.21	$0.35
Weighted average number of shares of common stock and equivalents	19,375	26,378	26,768	26,594	27,325

				Three Months Ended
	Year Ended December 31,			March 31,

	2001(1)(2)	2002(3)	2003	2003	2004(4)

	(in thousands)
Other Financial Data:
Net cash provided by operating activities	$28,560	$27,568	$46,917	$14,028	18,002
Net cash used in investing activities	(37,438)	(103,040)	(75,889)	(1,875)	(5,164)
Net cash provided by (used in) financing activities	32,257	59,118	28,438	(14,396)	(11,046)
Free cash flow(5)	24,239	9,657	25,980	12,153	12,838

As of March 31, 2004

(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,817
Working capital	(1,845)
Total assets	632,107
Total debt	146,013
Series A Preferred Stock	24,045
Stockholders’ equity	278,210

(1)	Our consolidated financial statements for the year ended December 31, 2001 have been audited by Arthur Andersen LLP, except as they related to ARG and, insofar as they related to ARG, by Ernst & Young. These financial statements have been modified to reflect the transitional disclosures required by Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, the adjustments to segment information and the adjustments for the three-for-two stock split effected as of March 15, 2004. See “Experts.”

(2)	The results for 2001 reflect our acquisition of South Buffalo and the related borrowings under our primary bank credit facilities of $33.1 million and the related issuance of 5,000 shares of our Series A Preferred Stock to The 1818 Fund, the selling stockholder in this offering.

(3)	The results for 2002 reflect our acquisitions of:

•	Utah Railway Company and the related borrowings under our primary bank credit facilities of $55.7 million; and

•	Emons and the related borrowings under our primary bank credit facilities of $29.4 million.

(4)	The results for the three months ended March 31, 2004 reflect our acquisition of Arkansas Louisiana & Mississippi Railroad Company, Chattahoochee Industrial Railroad and Fordyce and Princeton R.R. Co. from Georgia-Pacific Corp. completed on December 31, 2003 and the related borrowings under our primary bank credit facilities of $55.0 million.

(5)	We view free cash flow as an important financial measure of how well we are managing our assets. Subject to the limitations discussed below, free cash flow is a useful indicator of cash flow that may be available for discretionary use by us. Free cash flow is defined as net cash provided by operating activities, less net cash used in investing activities, excluding the cost of acquisitions. Key limitations of the free cash flow measure include the assumptions that we will be able to refinance our existing debt when it matures with new debt and meet other cash flow obligations from financing activities, such as required dividend payments, if any, and principal payments on debt. Free cash flow is not intended to represent, and should not be considered more meaningful than, or as an alternative to, measures of cash flow determined in accordance with generally accepted accounting principles.

The following table sets forth a reconciliation of our net cash provided by operating activities to our free cash flow.

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(in thousands)
Net cash provided by operating activities	$28,560	$27,568	$46,917	$14,028	$18,002
Net cash used in investing activities	(37,438)	(103,040)	(75,889)	(1,875)	(5,164)
Cash used for acquisitions	33,117	85,129	54,952	—	—

Free cash flow	$24,239	$9,657	$25,980	$12,153	$12,838

Summary Consolidated Financial Information of ARG

      The following table sets forth summary consolidated financial information of ARG, our 50%-owned subsidiary in Australia, for each of the three years ended December 31, 2001, 2002 and 2003 derived from ARG’s audited consolidated financial statements and as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 derived from ARG’s unaudited consolidated financial statements.

      In the opinion of our management, the unaudited information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. Interim results are not necessarily indicative of full year results.

      The summary financial information presented below is denominated in U.S. dollars although ARG records financial information in Australian dollars. Exchange rates between the U.S. dollar and Australian dollar have fluctuated significantly in recent years. As a result, fluctuations in exchange rates from one period to the next may affect ARG’s results of operations and financial position and may affect the comparability of ARG’s results between financial periods. See “Risk Factors — Additional Risks Associated with Our Foreign Operations — Because some of our significant subsidiaries transact business in foreign currencies, and because a significant portion of our net income comes from the operations of our foreign subsidiaries, future exchange rate fluctuations may adversely affect our results of operations, financial condition and liquidity and may affect the comparability of our results between financial periods.” in the accompanying prospectus.

      You should read the information in this table together with ARG’s consolidated financial statements and the related notes and the information contained in the documents incorporated by reference in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2003.

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(in thousands)
Statements of Income Data:
Operating revenues	$188,490	$211,067	$249,571	$53,360	$82,353
Operating expenses	141,095	164,596	194,356	41,299	64,713

Income from operations	47,395	46,471	55,215	12,061	17,640
Interest expense	(22,505)	(24,859)	(33,877)	(7,064)	(7,348)
Other income, net	596	886	3,271	759	403

Income before income taxes	25,486	22,498	24,609	5,756	10,695
Income taxes	(8,584)	(5,524)	(3,866)	(1,727)	(3,212)

Net income(1)	$16,902	$16,974	$20,743	$4,029	$7,483

Other Financial Data:
Net cash provided by operating activities	$41,398	$29,773	$45,293	$12,426	18,521
Net cash provided by (used in) investing activities	(60,557)	(73,628)	41,128	(3,059)	(11,181)
Net cash provided by (used in) financing activities	20,549	38,990	(69,892)	—	—
Free cash flow(2)	(12,808)	3,102	16,443	9,898	7,340

As of March 31, 2004

(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$34,504
Working capital	50,070
Total assets	674,968
Total debt	375,193
Stockholders’ equity	198,200

(1)	Based on our 50% ownership of ARG, we recognized equity earnings relating to ARG of approximately $8.5 million, $8.5 million and $10.4 million for the years ended December 31, 2001, 2002 and 2003, respectively, and approximately $2.0 million and $3.7 million for the three months ended March 31, 2003 and 2004, respectively.

(2)	We view ARG’s free cash flow as an important financial measure of how well ARG is managing its assets. Subject to the limitations discussed below, ARG’s free cash flow is a useful indicator of cash flow that may be available for discretionary use by ARG. ARG’s free cash flow is defined as net cash provided by operating activities, less net cash used in investing activities, excluding the cash transfer to (from) restricted funds. Key limitations of the free cash flow measure include the assumptions that ARG will be able to refinance its existing debt when it matures with new debt and meet other cash flow obligations from financing activities, such as required dividend payments, if any, and principal payments on debt. Free cash flow is not intended to represent, and should not be considered more meaningful than, or as an alternative to, measures of cash flow determined in accordance with generally accepted accounting principles. In addition, we have no access or right to any of ARG’s free cash flow other than as a shareholder, and any dividend or distribution of cash by ARG must be approved by ARG’s board of directors, ourselves and our 50/50 partner, Wesfarmers.

The following table sets forth a reconciliation of ARG’s net cash provided by operating activities to its free cash flow.

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(in thousands)
Net cash provided by operating activities	$41,398	$29,773	$45,293	$12,426	$18,521
Net cash used in investing activities	(60,557)	(73,628)	41,128	(3,059)	(11,181)
Cash transfer to (from) restricted funds(a)	6,351	46,957	(69,978)	531	—

Free cash flow	$(12,808)	$3,102	$16,443	$9,898	$7,340

(a) Cash transfer to restricted funds represents a drawdown of cash placed in an escrow account and used to fund pre-approved capital expenditures or the repayment of debt under ARG’s original senior credit facilities. Cash transfer from restricted funds represents the use of that cash to reduce a portion of ARG’s outstanding senior debt when ARG’s original senior credit facilities were refinanced in December 2003.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated in this prospectus by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that state our current expectations, estimates and projections about our industry and our management’s beliefs and assumptions regarding anticipated cost savings and other matters. Words such as “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of these words and similar expressions are intended to identify these forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to forecast. Therefore, actual results may differ materially from those expressed or forecast in these forward-looking statements. These risks and uncertainties include those noted in this prospectus and in the documents incorporated in this prospectus by reference. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause our actual results to differ materially include those described under “Risk Factors” on page 1 of the accompanying prospectus, as well as:

•	the inability to successfully execute our growth strategy;

•	changes to Australia’s open access regime;

•	the risks of doing business in foreign countries, including exchange rate fluctuations;

•	the unexpected loss of any long-term concession or lease agreement;

•	the unexpected loss of one or more of our largest customers;

•	adverse weather conditions;

•	changes in environmental and other laws and regulations to which we and our subsidiaries are subject;

•	the inability to successfully integrate our acquisitions;

•	failure to maintain satisfactory working relationships with joint venture partners;

•	inability to maintain a sufficient number of skilled workers; and

•	general economic and business conditions.

      Other factors in addition to those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of shares of our Class A Common Stock by the selling stockholder. The selling stockholder will receive all of the net proceeds from the sale of the shares of Class A Common Stock in this offering.

DIVIDEND POLICY

      We have not paid cash dividends on our Class A Common Stock or Class B Common Stock since our initial public offering in 1996. Other than dividends to be paid on outstanding shares of Series A Preferred Stock, if any, or shares of preferred stock issued after the date of this prospectus supplement, if so designated, we do not intend to pay cash dividends for the foreseeable future and intend to retain earnings, if any, for the operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2004 on an actual basis and on an as adjusted basis after giving effect to the conversion by the selling stockholder of 22,886 shares of Series A Preferred Stock into 3,358,303 shares of our Class A Common Stock immediately prior to this offering.

      In addition to our long-term debt and our stockholders’ equity, we also consider the current portion of our long-term debt and our outstanding shares of Series A Preferred Stock, but not minority interest, as part of our capitalization.

      You should read the information in this table together with our consolidated financial statements and the related notes and the information contained in the documents incorporated by reference in this prospectus.

	As of March 31, 2004

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents:	$12,817	$12,417

Debt:
Current portion of long-term debt	$6,503	$6,503
Long-term debt, less current portion	139,510	139,510

Total debt	146,013	146,013

Series A Preferred Stock(1)	24,045	2,033

Stockholders’ Equity:
Class A Common Stock, $.01 par value, one vote per share(2)	239	273
Class B Common Stock, $.01 par value, ten votes per share(2)	27	27
Additional paid-in-capital	133,173	155,287
Retained earnings(3)	140,079	139,703
Accumulated other comprehensive income	17,321	17,321
Treasury stock, at cost	(12,629)	(12,629)

Total stockholders’ equity	278,210	299,982

Total capitalization	$448,268	$448,028

(1)	Represents 25,000 shares of Series A Preferred Stock held by The 1818 Fund, the selling stockholder in this offering, on an actual basis. Prior to the consummation of this offering, The 1818 Fund will convert 22,886 shares of Series A Preferred Stock into 3,358,303 shares of our Class A Common Stock, which shares will be sold in this offering. If the underwriters fully exercise their option to purchase additional shares to cover over-allotments, The 1818 Fund will convert the remaining 2,114 shares of Series A Preferred Stock into 310,175 shares of our Class A Common Stock and sell those shares to satisfy the underwriters’ option exercise.

(2)	These amounts do not include shares of our Class A Common Stock subject to outstanding stock options or shares of Class A Common Stock issuable in connection with the conversion of our outstanding Class B Common Stock.

(3)	The amount on an as adjusted basis includes a one time charge of $136 resulting from the acceleration of accretion on 22,886 shares of Series A Preferred Stock upon conversion of such shares into 3,358,303 shares of Class A Common Stock immediately prior to this offering. This amount also includes a one time charge resulting from estimated legal and other costs of $240 (net of taxes of $160) related to this offering.

BUSINESS

      We are a leading owner and operator of short-line and regional freight railroads in the United States, Canada, Mexico, Australia and Bolivia. In addition, we provide freight car switching and rail-related services to industrial companies in the United States. Genesee & Wyoming was founded in 1899 as a 14-mile rail line serving a single salt mine in upstate New York. Since 1977, when Mortimer B. Fuller, III purchased a controlling interest in Genesee & Wyoming Railroad Company and became our Chief Executive Officer, we have completed 24 acquisitions and now operate over 8,100 miles of owned, jointly owned or leased track, with access to more than 3,000 additional miles under track access arrangements. Based on track miles, we believe that:

•	we are the second-largest operator of regional railroads in North America; and

•	ARG, our 50%-owned subsidiary in Australia, operates the second largest privately owned rail system in Australia.

Our Acquisition Strategy

      We intend to increase our earnings and cash flow through the execution of our disciplined acquisition strategy for both domestic and international opportunities. When acquiring railroads in our existing regions, we target contiguous or nearby rail properties where our local management teams are best able to identify opportunities to reduce operating costs and increase equipment utilization. In new regions, we target rail properties that have adequate size to establish a presence in the region, provide a platform for growth in the region and attract qualified management. To help ensure accountability for the projected financial results of our potential acquisitions, we typically include the regional manager who would be operating the rail property as part of our due diligence team.

      We derive our acquisition, investment and long-term lease opportunities from the following four sources:

•	rail lines of industrial companies, such as Bethlehem Steel Corporation, Mueller Industries, Inc. and Georgia-Pacific Corp.;

•	branch lines of Class I railroads, such as BNSF and CSX;

•	other regional railroads or short-line railroads, such as Emons; and

•	foreign government-owned railroads, such as Westrail in Western Australia, that have been privatized.

      From 1977 to 1997, we acquired and integrated ten railroads in the United States. From 1997 to 2000, we acquired or made investments in seven railroads internationally, including in South Australia (1997), Canada (1997), Mexico (1999), Western Australia (2000) and Bolivia (2000). Since 2001, we have made five acquisitions in the United States and Canada, including South Buffalo (2001), Emons (2002), Utah Railway Company (2002), a rail line leased from BNSF in Oregon (2002), and most recently, Arkansas Louisiana & Mississippi Railroad Company, Chattahoochee Industrial Railroad and Fordyce and Princeton R.R. Co., all acquired from Georgia-Pacific Corp. (December 2003).

      We believe that acquisition opportunities in the United States exist among the 500 short-line and regional railroads operating approximately 50,000 miles of track, as well as additional lines expected to be sold or leased by Class I railroads. Internationally, we believe that there are additional acquisition or privatization candidates in Australia, Canada, South America and other markets. Furthermore, we believe that there is a relatively small number of well capitalized operators currently bidding for properties in the international and U.S. rail markets. As a result, we believe that we are well positioned to capitalize on additional acquisition opportunities. In evaluating potential acquisitions and investments, the criteria we consider, among others, include:

•	projected risk adjusted return on investment;

•	potential for additional revenue and service improvements;

•	identifiable cost savings and synergies, such as consolidation of administrative functions, operational improvements and better equipment utilization; and

•	long-term capital expenditure requirements for track and rolling stock.

      Our strategy of building regional rail systems through acquisitions is best illustrated by our original U.S. region, the New York-Pennsylvania region, and our Australian operations, ARG.

•	New York-Pennsylvania Region. Starting with our original rail line, the Genesee & Wyoming, we have completed seven contiguous acquisitions since 1985, creating a regional railroad linking Western New York with Western Pennsylvania. Our most recent acquisition in this region was South Buffalo, which we acquired from Bethlehem Steel Corporation in 2001. From the year ended December 31, 1987 to the year ended December 31, 2003, we increased the annual revenues generated by our New York-Pennsylvania region from $8.0 million to $46.9 million. The region has a diverse commodity base including coal, petroleum, auto parts, chemicals, pulp and paper, salt and steel.

•	Australian Railroad Group. Over the past six years, we have been sequentially building a rail business that operates across the Australian continent. In Australia, we: (1) entered the market through the acquisition of the previously government-owned rail system of South Australia in 1997; (2) secured a contract to operate iron ore supply rail-lines and in-plant rail operations for a steel mill in Whyalla, South Australia in 1999; (3) combined our South Australian railroad business with previously government-owned rail assets of Western Australia, which we acquired with Wesfarmers for $334 million in December 2000; (4) acquired an equity interest (2.1% at December 31, 2003) in a consortium to build, own and operate an 885-mile rail line from Alice Springs to Darwin in the Northern Territory of Australia in April 2001; and (5) added a significant new customer contract in New South Wales on the east coast of Australia in November 2003. For the year ended December 31, 2003, ARG generated $249.6 million in revenues. ARG’s principal commodities are grain and various ores and minerals that are destined for export markets, particularly Asia.

Our Operating Strategy

      We also intend to increase our earnings and cash flow through the execution of our operating strategy for both our domestic and international operations. Our railroads operate under strong local management, with centralized administrative support and oversight. Our operations are conducted in nine regions. These regions are, in the United States: Illinois; New York-Pennsylvania; Oregon; Rail Link (which includes our industrial switching and port operations in various geographic locations); and Utah, and outside the United States: Australia (50% owned); Bolivia (22.9% owned); Canada; and Mexico. In all of our regions, we seek to encourage the entrepreneurial drive, local knowledge and customer service that are prerequisites for us to achieve our financial goals. At the regional level, our operating strategy consists of the following four principal elements:

•	Focused Regional Marketing. We build each regional rail system on a base of large industrial customers, grow that business through marketing efforts, and pursue additional revenues by attracting new customers and providing ancillary rail services. By providing improved service to shippers, we are often able to provide increased revenue to the Class I carriers that connect with our North American lines.

Our marketing is often aimed at enhancing our railroads’ relationships with both Class I carriers and shippers. Thus, we provide ancillary rail services such as railcar switching, repair, storage, cleaning, weighing and blocking, and bulk transfer, which enable shippers and Class I carriers to move freight more easily and cost- effectively. For example, our Utah region provides freight car switching for all of BNSF’s rail traffic in the Salt Lake City area, and our Rail Link region provides rail car cleaning for major pulp and paper manufacturers in the Southeastern United States.

•	Lower Operating Costs. We constantly focus on lowering operating costs and have historically been able to operate acquired rail lines more efficiently than the companies and governments from whom we acquired these properties. We typically achieve efficiencies through lowering administrative overhead, consolidating equipment and track maintenance contracts, reducing transportation costs and selling certain assets. For example, in Australia, since acquiring Westrail in December 2000, we have reduced its operating expense through the elimination of 148 administrative and operating positions. In North America, upon acquiring Emons in 2002, we reduced our operating expenses through the elimination of 24 administrative and operating positions. In addition, senior managers in each of our North American regions participate in cross-regional teams for specific functional areas, such as track, locomotives and transportation, and each team establishes annual financial targets for operating savings.

•	Efficient Use of Capital. We invest in track and rolling stock to ensure that we operate safe regional railroads that meet the demands of our customers. At the same time, we seek to maximize our return on invested capital by focusing on cost effective capital programs. For example, we often rebuild older locomotives rather than purchase new locomotives, and our track investment on light density lines is at levels that are appropriate for infrequent traffic.

In addition, in some instances, we are able to obtain state and/or federal grants to rehabilitate track because of the importance of certain of our shippers and railroads to the regional economies where they are located. These government funds may provide capital to support investments that would not be financially viable for us to make on a stand alone basis. For example, in 2004, we plan to rehabilitate 16-miles of out of service track to a new coal-fired power plant customer in our New York-Pennsylvania region and make improvements on related tracks. We have currently set aside $2.5 million in capital expenditures and are in the process of obtaining $6.3 million in matching state and federal grants for this project.

•	Continuous Safety Improvement. We believe that a safe work environment is essential for our employees, our customers and the long-term success of our business. We have a comprehensive safety program that involves all of our employees and focuses on the prevention of accidents and injuries. Each year we establish stringent safety targets. Through the execution of our safety program, we have reduced our injury frequency rate from 5.89 injuries per 200,000 man-hours worked in 1998 to 1.64 in 2003, and three of our operating regions (Oregon, Illinois and Utah) were injury-free in 2003.

Our Financial Strategy

      Each of our acquisitions requires strict adherence to our return on capital targets. A significant portion of our management performance bonuses, at both the corporate and regional levels, are tied by formula to achieving these financial targets. Starting with bonuses for 2002 performance, our board of directors adopted a new incentive compensation program, the Genesee Value Added Bonus Program, which is designed to create objective standards against which performance can be measured to determine whether we are operating in a manner that generates increased stockholder value. By focusing our corporate and regional management teams on improving our return on invested capital, we intend to continue to increase our earnings and cash flow.

Industry Overview

      According to the Association of American Railroads, or AAR, in 2002 there were 552 railroads in the United States operating over approximately 141,961 miles of track. The AAR segments U.S. railroads into one of the following three categories, based on the amount of their revenues and track miles: Class I railroads; regional railroads and local railroads. Class I railroads, those with over $272.0 million in operating revenues in 2002, represented over 90% of total freight revenues in 2002. Regional and local railroads operated approximately 41,000 miles of track in the United States in 2002. The primary function of these smaller railroads is to provide feeder traffic to the Class I carriers. Regional and local railroads combined accounted for approximately 8% of total freight revenues in 2002.

      The following table shows the breakdown of U.S. railroads by AAR classification for 2002.

		Aggregate
Classification of		Miles
Railroads	Number	Operated	Revenues and Miles Operated

Class I	7	100,125	over $272.0 million
Regional	31	15,129	$40.0 million to $271.9 million and/or 350 or more miles operated
Local	514	26,444	less than $40.0 million and less than 350 miles operated

Total	552	141,698

Source:	Association of American Railroads.

      The railroad industry in the United States has undergone significant change since the passage of the Staggers Rail Act of 1980, which deregulated the pricing and types of services provided by railroads. Following the passage of the Staggers Act, Class I railroads in the United States took steps to improve profitability and recapture market share. In furtherance of that goal, Class I railroads focused their management and capital resources on their long-haul core systems, and some of them sold branch lines to smaller and more cost-efficient rail operators willing to commit the resources necessary to meet the needs of the shippers located on these lines. Divestiture of branch lines enabled Class I carriers to minimize incremental capital expenditures, concentrate traffic density, improve operating efficiency and avoid traffic losses associated with rail line abandonment.

Management

      Our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer have responsibility for overall strategic and financial planning, including acquisitions. Our Chief Executive Officer is responsible for our global operations, including our equity investments in Australia and South America while our Chief Operating Officer is responsible for managing operations in North America. We believe that through our decentralized management structure, we have developed a culture that encourages employees to take initiative and responsibility which is rewarded through performance-based bonus programs.

North American Operations

North American Customers

      Our North American operations served over 850 customers in 2003 compared with approximately 800 customers in 2002. The largest ten North American customers accounted for approximately 26.9%, 26.6% and 27.9% of our North American revenues in 2003, 2002 and 2001, respectively, and approximately 29.6% for the three months ended March 31, 2004. In 2003, 2002 and 2001, our largest North American customer was a coal-fired electricity generating plant which accounted for approximately 5.0%, 4.9% and 6.6%, respectively, of our North American revenues. In the three months ended March 31, 2004, our largest North American customer was a forest products and paper manufacturer, which accounted for approximately 8.2% of our North American revenues. We typically handle freight pursuant to transportation contracts among us, our connecting carriers and the shipper. These contracts are in accordance with industry norms and vary in duration with a term of up to 20 years. These contracts establish price but do not typically obligate the shipper to move any particular volume.

North American Commodities

      Our North American railroads transport a wide variety of commodities. Some of our railroads have a diversified commodity mix while others transport one or two principal commodities. For the three months ended March 31, 2003 and 2004, coal, coke and ores, and pulp & paper products were the two largest commodity groups transported by our North American railroads. For the three months ended March 31,

2003, they constituted 22.1% and 16.5%, respectively, of total North American freight revenues, and 32.3% and 13.8%, respectively, of total North American carloads. For the three months ended March 31, 2004, they constituted 19.6% and 17.4%, respectively, of total North American freight revenues, and 29.1% and 15.2%, respectively, of total North American carloads. The following table provides North American freight revenues, carloads and average freight revenues per carload for the three months ended March 31, 2003 and 2004:

North American Freight Revenues and Carloads Comparison by Commodity Group

Three Months Ended March 31, 2003 and 2004

									Average Freight
	Freight Revenues				Carloads				Revenue Per Carload

	March 31,	% of	March 31,	% of	March 31,	% of	March 31,	% of	March 31,	March 31,
Commodity Group	2003	Total	2004	Total	2003	Total	2004	Total	2003	2004

	(dollars in thousands, except average per carload)
Coal, Coke & Ores	$9,843	22.1%	$10,737	19.6%	41,979	32.3%	44,042	29.1%	$234	$244
Pulp & Paper	7,326	16.5	9,520	17.4	17,874	13.8	22,984	15.2	410	414
Petroleum Products	6,488	14.6	6,314	11.5	8,690	6.7	8,310	5.5	747	760
Minerals & Stone	4,909	11.8	5,136	9.4	12,636	10.8	12,665	8.4	377	406
Lumber & Forest Products	3,863	8.7	5,838	10.6	12,079	9.3	18,034	11.9	320	324
Metals	4,274	8.8	5,655	10.3	15,217	10.7	17,838	11.8	282	317
Farm & Food Products	2,892	6.5	4,792	8.7	8,271	6.4	11,452	7.6	350	418
Chemicals — Plastics	2,578	5.8	3,872	7.1	5,675	4.4	7,468	4.9	454	518
Autos & Auto Parts	1,529	3.4	1,742	3.2	3,757	2.8	4,197	2.8	407	415
Intermodal	357	0.8	552	1.0	1,296	1.0	1,364	0.9	275	405
Other	467	1.0	652	1.2	2,456	1.8	2,854	1.9	190	228

Totals	$44,526	100.0%	$54,810	100.0%	129,930	100.0%	151,208	100.0%	$343	$362

•	Coal, coke and ores consist primarily of shipments of coal to power plants and industrial customers.

•	Pulp and paper consist primarily of inbound shipments of pulp and outbound shipments of kraft and finished papers.

•	Petroleum products consist primarily of fuel oil and crude oil.

•	Minerals and stone consist primarily of cement, gravel and stone used in construction, and salt used in highway ice control.

•	Lumber and forest products consist primarily of finished lumber used in construction, particleboard used in furniture manufacturing and wood chips and pulpwood used in paper manufacturing.

•	Metals consist primarily of scrap metal, finished steel products and coated pipe.

•	Farm and food products consist primarily of sugar, molasses, rice and other grains and fertilizer.

•	Chemicals consist primarily of various chemicals used in manufacturing.

•	Autos and auto parts consist primarily of finished automobiles and stamped auto parts.

•	Intermodal consists primarily of various commodities shipped in trailers or containers on flat cars.

North American Non-Freight Revenues

      North American non-freight revenues consist of ancillary rail services such as railcar switching, car hire and rental, repair, storage, cleaning, weighing, blocking and bulk transfer, which enable shippers and Class I carriers to move freight more easily and cost-effectively. The three primary components of non-freight revenues are: railcar switching revenues; car hire and rental revenues; and other operating income. Railcar switching revenues primarily consist of intra-plant switching, which is revenue earned by providing services dedicated to the movement of railcars within industrial plants, and intra-terminal switching, which is revenue earned for the movement of customer railcars from one track to another track on the same railroad. Car hire and rental revenues primarily include charges paid by other railroads for use of our railcars for moving freight. Other operating income primarily consists of trackage rights fees, which are charges to other railroads for running over our railroads, demurrage and storage, which are charges to customers for holding or storing railcars, and management fees, which are charges for managing rail-related facilities. For the three months ended March 31, 2003 and 2004, non-freight revenues constituted 24.4% and 24.3%, respectively, of our total North American operating revenues with railcar switching representing 54.6% and 51.1%, respectively, of our total North American non-freight revenues. The following table provides North American non-freight revenues for the three months ended March 31, 2003 and 2004:

North American Non-Freight Revenues Comparison

Three Months Ended March 31, 2003 and 2004

	March 31,	% of Non-	March 31,	% of Non-
	2003	freight Total	2004	freight Total

	(dollars in thousands)
Railcar switching	$7,825	54.6%	$8,988	51.1%
Car hire and rental	1,780	12.4	2,831	16.1
Car repair services	1,140	8.0	1,331	7.6
Other operating income	3,591	25.0	4,443	25.2

Total non-freight revenues	$14,336	100.0%	$17,593	100.0%

      The following table provides total North American revenues by geographic area for the three months ended March 31, 2003 and 2004:

North American Revenues by Geographic Area

Three Months Ended March 31, 2003 and 2004

	Geographic Area Data

	March 31,		March 31,
	2003	% of Total	2004	% of Total

	(dollars in thousands)
Revenues:
United States	$42,064	71.4%	$53,152	73.4%
Canada	9,228	15.7	11,786	16.3
Mexico	7,570	12.9	7,465	10.3

Total operating revenues	$58,862	100.0%	$72,403	100.0%

      For additional financial information with respect to each of our geographic areas, see Note 18 to our audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003. Typically, we experience relatively lower revenues in the first and fourth quarters of each year as the holiday season and colder weather tend to reduce shipments of certain products, such as construction materials. In addition, due to adverse winter weather conditions, we also tend to incur higher operating costs during the first and fourth quarters. As a result, we typically initiate capital projects in the second and third quarters when weather conditions are more favorable. However, certain of our traffic, such as coal for electricity generating facilities and salt for road de-icing, may benefit from particularly cold weather.

North American Employees

      As of March 31, 2004, our North American railroads and industrial switching locations had 1,934 full-time employees. Of this total, 869 are members of national labor organizations. Our North American railroads have 32 contracts with these national labor organizations. We are currently engaged in negotiations with respect to six of those agreements. We have also entered into employee bargaining agreements with an additional 67 employees who represent themselves. We believe that our relationship with our employees is good.

Australian Operations (Equity Accounting)

      ARG, which is 50% owned by us and 50% owned by Wesfarmers, is reflected in our statement of income using the equity method of accounting. In the year ended December 31, 2003 and three months ended March 31, 2004, ARG contributed $10.4 million, or 36.1%, and $3.7 million, or 39.5%, respectively, of our total net income.

      ARG is composed of three principal subsidiaries: Australia Southern Railroad Pty Ltd, or ASR; Australia Western Railroad Pty Ltd, or AWR; and Westnet Rail Pty Ltd, or Westnet. Both AWR and ASR operate locomotives and rail cars to provide rail freight service to customers in the states of Western Australia and South Australia, respectively. In Western Australia, Westnet is the owner of the standard gauge and narrow gauge track infrastructure and charges track access fees to rail operators that use its track infrastructure, including AWR. ARG also has track access agreements with entities owned by the Commonwealth government, the New South Wales government and the Queensland government, thereby providing ARG with the ability to provide rail freight service across the Australian continent. In November 2003, ARG added a significant new customer in the State of New South Wales.

Australian Customers

      ARG currently serves over 75 customers. A significant portion of ARG’s revenues is attributable to customers operating in the grain, ores and minerals and alumina industries. ARG’s largest ten customers accounted for approximately 72.0%, 67.0% and 64.8% of its revenues for the years ended December 31, 2003, 2002 and 2001, respectively and approximately 65.9% for the three months ended March 31, 2004. ARG’s largest customer, AWB Limited, which is a major marketer and exporter of Australian wheat, accounted for approximately 18.6%, 20.0% and 20.9% of its revenues for the years ended December 31, 2003, 2002, and 2001 and approximately 18.7% for the three months ended March 31, 2004. ARG typically ships freight under transportation contracts, which vary from customer to customer and in duration from one to ten years, subject to certain review and extension provisions.

Australian Commodities

      The following table provides ARG’s freight revenues, carloads and average freight revenues per carload for the three months ended March 31, 2003 and 2004:

Australian Railroad Group Freight Revenues and Carloads by Commodity Group

Three Months Ended March 31, 2003 and 2004

									Average Freight
	Freight Revenues				Carloads				Revenues Per Carload

Commodity	March 31,	% of	March 31,	% of	March 31,	% of	March 31,	% of	March 31,	March 31,
Group	2003	Total	2004	Total	2003	Total	2004	Total	2003	2004

	(U.S. dollars in thousands, except average per carload)
Grain	$11,749	27.1%	$26,261	37.0%	27,812	14.4%	66,563	26.9%	$422	$395
Other Ores and Minerals	10,189	23.5	15,078	21.2	24,795	12.9	28,158	11.4	411	535
Iron Ore	7,486	17.3	11,462	16.2	43,007	22.3	50,479	20.4	174	227
Alumina	3,771	8.7	5,019	7.1	37,436	19.4	39,416	15.9	101	127
Bauxite	2,754	6.4	3,212	4.5	31,899	16.5	30,217	12.2	86	106
Hook and Pull (Haulage)	797	1.8	464	0.7	1,301	0.7	2,776	1.1	613	167
Gypsum	655	1.5	1,008	1.4	10,629	5.5	12,793	5.2	62	79
Other	5,955	13.7	8,436	11.9	16,014	8.3	17,193	6.9	372	491

Total	$43,356	100.0%	$70,940	100.0%	192,893	100.0%	247,595	100.0%	$225	$287

Australian Non-Freight Revenues

      ARG’s non-freight railroad revenues consist of the following activities: rail services, such as track access fees charged to other railroads; services related to the Alice Springs to Darwin rail line; diesel fuel sales to other railroads; and other operating income. ARG’s services related to the Alice Springs to Darwin rail line involved the movement of construction materials and operations management during the construction of the rail line, which was completed in the fourth quarter of 2003. Since the rail line began operating, ARG has been providing services as a contracted operator and lessor of rail equipment. The following table provides ARG’s non-freight revenues for the three months ended March 31, 2003 and 2004:

Australian Railroad Group Non-Freight Revenues Comparison

Three Months Ended March 31, 2003 and 2004

	March 31,	% of	March 31,	% of
	2003	Total	2004	Total

	(U.S. dollars in thousands)
Third party track access fees	$3,627	36.3%	$4,985	43.7%
Alice Springs to Darwin Line	3,864	38.6	1,613	14.1
Fuel sales	1,721	17.2	3,811	33.4
Other operating income	792	7.9	1,004	8.8

Total non-freight revenues	$10,004	100.0%	$11,413	100.0%

Australian Employees

      As of March 31, 2004, ARG had 1,019 full-time employees. Of this total, approximately 33% are employed under collective bargaining agreements. In South Australia, ARG has one collective bargaining agreement that expires in September 2004. ARG is close to reaching agreement on a collective enterprise bargaining agreement covering the majority of its Western Australian employees. ARG believes that its relationship with its employees is good.

North American Safety

      Our safety program involves all of our employees and focuses on the prevention of accidents and injuries. The Senior Vice President of each region is accountable for the results of the program. Each region has an officer responsible for day-to-day program administration. We maintain a corporate-wide safety program facilitated by the Vice President & Chief Safety Officer. A Compliance Officer and a Safety Director reports to the Chief Safety Officer. We work continuously to comply with all federal, state, and local government regulations. Operating personnel are trained and certified in train operations, the transportation of hazardous materials, safety and operating rules, and governmental rules and regulations.

North American Insurance

      We have obtained insurance coverage for losses arising from personal injury and for property damage in the event of derailments or other accidents or occurrences. The railroad liability policies have self-insured retentions ranging from $200,000 to $500,000 per occurrence. In addition, we maintain excess liability policies which provide supplemental coverage for losses in excess of primary policy limits. With respect to the transportation of hazardous commodities, our liability policy covers sudden releases of hazardous materials, including expenses related to evacuation. Personal injuries associated with grade crossing accidents are also covered under our liability policies. We also maintain property damage coverage, subject to a standard pollution sub-limit and self-insured retentions ranging from $100,000 to $500,000.

      Employees of our U.S. railroads are covered by the Federal Employers’ Liability Act, or FELA, a fault-based system under which injuries and deaths of railroad employees are settled by negotiation or litigation. FELA-related claims are covered under our liability insurance policies. Employees of our industrial switching business are covered under workers’ compensation policies.

      We believe our insurance coverage is adequate in light of our experience and the experience of the rail industry.

North American Competition

      Each of our railroads is typically the only rail carrier directly serving our customers; however, our railroads compete directly with other modes of transportation, principally motor carriers, and, on some routes, ship, barge and pipeline operators. Competition is based primarily upon the rate charged and the transit time required, as well as the quality and reliability of the service provided, for an origin-to-destination transportation service. To the extent other carriers are involved in transporting a shipment, we cannot control the cost and quality of such service. To the extent that highway competition is involved, the effectiveness of that competition is affected by government policy with respect to fuel and other taxes, highway tolls, and permissible truck sizes and weights.

      To a lesser degree, we also face competition with similar products made in other areas, a kind of competition commonly known as “geographic competition.” For example, a paper producer may choose to increase or decrease production at a specific plant served by one of our railroads depending on the relative competitiveness of that plant versus paper plants in other locations.

      In acquiring rail properties, we generally compete with other short line and regional railroad operators. Competition for rail properties is based primarily upon price and the seller’s assessment of the buyer’s railroad operating expertise and financing capability. We believe our established reputation as a successful acquiror and operator of short line rail properties, combined with our managerial and financial resources, effectively positions us to take advantage of acquisition opportunities.

Regulation

United States

      Our U.S. railroads are subject to regulation by:

•	the Surface Transportation Board, or STB;

•	the Federal Railroad Administration;

•	state departments of transportation; and

•	some state and local regulatory agencies.

      The STB is the successor to certain regulatory functions previously administered by the Interstate Commerce Commission, or ICC. Established by the ICC Termination Act of 1995, the STB has jurisdiction over, among other things, freight rates (where there is no effective competition), extension or abandonment of rail lines, the acquisition of rail lines, and consolidation, merger or acquisition of control of rail common carriers. In limited circumstances, the STB may condition its approval of an acquisition upon the acquiror of a railroad agreeing to provide severance benefits to certain subsequently terminated employees. The Federal Railroad Administration has jurisdiction over safety.

Canada

      St. Lawrence & Atlantic Railroad (Quebec) is subject to the jurisdiction of the federal government of Canada while Quebec Gatineau Railway and Huron Central Railway are subject to the jurisdiction of the provincial governments of Quebec and Ontario, respectively.

      Federally regulated railways fall under the jurisdiction of the Canada Transportation Agency, or CTA, and Transport Canada, or TC, and are subject to the provisions of the Railway Safety Act. The CTA has power to regulate construction and operation of railways, financial transactions of railway companies, all aspects of rates, tariffs and services, and the transferring and discontinuing of the operation of railway lines. TC administers the Railway Safety Act which ensures that federally regulated railway companies abide by all regulations with respect to engineering standards governing the construction or alteration of railway works and the operation and maintenance standards of railway works and equipment.

      Provincially regulated railways operate within the boundary of one province and hold a Certificate of Fitness delivered by a provincial authority. In the Province of Quebec, the Fitness Certificate is delivered by the Transport Commission of Quebec, while in Ontario, under the Short Line Railways Act, a license has to be obtained from the Registrar of Short Line Railways. Construction, operation and discontinuance of operation are regulated, as well as railway services.

Australia

      In Australia, regulation of rail safety is generally governed by state legislation and administered by state regulatory agencies. Regulation of access is governed by overriding federal legislation with state based regimes operating in compliance with that legislation. ARG’s assets are therefore subject to the regulatory regimes governing safety in each of Western Australia, South Australia, the Northern Territory, Victoria and New South Wales. In addition, with respect to access to rail infrastructure, ARG’s Australian assets are subject to individual access regimes established under Part IIIA of the Trade Practices Act 1974.

      ARG’s interstate access includes the standard gauge tracks linking Wodonga (in the State of Victoria), Melbourne (in the State of Victoria), Adelaide (in the State of South Australia), Broken Hill (in the State of New South Wales), Tarcoola (in the State of South Australia) and Kalgoorlie (in the State of Western Australia). The interstate network is part of the larger standard gauge network linking all capital cities in Australia from Brisbane to Perth, as well as Broken Hill in New South Wales and Alice Springs to Darwin in the Northern Territory. Those parts of this larger standard gauge network which are not covered by the interstate network are governed by the various State access regimes and the national access regime.

Mexico

      In Mexico, the Secretary of Communications and Transport, or SCT, has jurisdiction over, among other things:

•	policies and programs related to the railroad system;

•	the granting of concessions;

•	the regulation of the concessions and resolution of any issues regarding amendments or terminations to the concessions;

•	the regulation of tariff application; and

•	the imposition of sanctions when operators have not complied with the terms of a concession.

      A Mexican railroad is also subject to the Mexican Foreign Investments Law and the Federal Law of Economic Competition. The Foreign Investments Law governs the ownership of Mexican Railroads by foreign entities, such as our Mexican railroad, while the Law of Economic Competition is an antitrust statute.

Environmental Matters

      Our operations are subject to various federal, state, provincial and local laws and regulations relating to the protection of the environment. In the United States, these environmental laws and regulations, which are implemented principally by the Environmental Protection Agency and comparable state agencies, govern the management of hazardous wastes, the discharge of pollutants into the air and into surface and underground waters, and the manufacture and disposal of certain substances. Similarly, in Canada, these functions are administered at the federal level by Environment Canada and the Department of Transport and comparable agencies at the provincial level. In Mexico, these functions are administered at the federal level by the Secretary of Environment, Natural Resources and Fisheries and the Attorney General for Environmental Protection, and by comparable agencies at the state level. In Australia, these functions are administered primarily by the Department of Transport on a federal level and by environmental protection agencies at the state level. There are no material environmental claims currently pending or, to our knowledge, threatened against us or any of our railroads. In addition, we believe that the operations of our railroads are in material compliance with current laws and regulations. We estimate that any expenses incurred in maintaining compliance with current laws and regulations will not have a material effect on our earnings or capital expenditures.

      In Mexico, our wholly-owned subsidiary, Compania de Ferrocarriles Chiapas-Mayab, S.A. de C.V., was awarded a 30-year concession to operate certain railways owned by the government-owned railway company. Under the terms of the concession agreement, the federal railway company remains responsible for remediation of all contamination that occurred prior to the execution date of the concession agreement.

      The Commonwealth of Australia has acknowledged that certain portions of the leasehold and freehold land acquired under the sale and purchase agreement by ASR contains contamination arising from activities associated with previous operators. The Commonwealth has carried out certain remediation work to meet existing South Australian environmental standards that reflect the purpose for which the land was used at the date of the Sale and Purchase Agreement.

Legal Proceedings

      On March 31, 2004, Messrs. Chambers and Wheeler filed a complaint against Genesee & Wyoming Inc. in the Chancery Court of Delaware. The complaint relates to the sale by the plaintiffs in April of 1999 to us of their ownership interests in certain of our Canadian operations. Under the terms of the purchase agreement, among other things, the plaintiffs were granted options to purchase up to 270,000 shares of our Class A Common Stock at an exercise price of $2.56 per share if certain of our Canadian operations had achieved certain financial performance targets in any annual period between 1999 and 2003. The complaint alleges that these financial performance targets have been met, and the plaintiffs are seeking, among other things, a declaratory judgment that the options granted under the purchase agreement have vested and are exercisable. We have determined that the Canadian operations at issue failed to achieve these financial performance targets in any of the required years, and we intend to vigorously defend this lawsuit.

      In addition, we are a defendant in certain lawsuits resulting from our operations. We believe that we have adequate provisions in the financial statements for any expected liabilities that may result from disposition of such lawsuits. While it is possible that some of the foregoing matters may be resolved at a cost greater than that provided for, we believe that the ultimate liability, if any, will not be material to our operating results, financial condition or liquidity.

MANAGEMENT

      The following table presents information about our directors and certain officers as of April 26, 2004:

Name	Age	Position

Mortimer B. Fuller, III	61	Chairman of the Board and Chief Executive Officer
Charles N. Marshall	62	President and Chief Operating Officer
John C. Hellmann	33	Chief Financial Officer
Adam B. Frankel	36	Senior Vice President, General Counsel and Secretary
Robert A. Grossman	62	Executive Vice President, Government & Industry Affairs
James M. Andres	44	Chief Accounting Officer and Global Controller
Mark W. Hastings	54	Executive Vice President, Corporate Development
Robert W. Anestis	58	Director
Louis S. Fuller	62	Director
T. Michael Long	60	Director
Robert M. Melzer	63	Director
Philip J. Ringo	62	Director
Peter O. Scannell	45	Director
Mark A. Scudder	41	Director
Hon. M. Douglas Young, P.C.	63	Director

      Mortimer B. Fuller, III has been our Chairman of the Board and Chief Executive Officer since September 1977. He also served as President from September 1977 until October 1997. Mr. Fuller is a graduate of Princeton University, Boston University School of Law and Harvard Business School. He also serves as Chairman of the Board of ARG and is on the board of the American Railroad Association. Mr. Fuller is a first cousin of Louis S. Fuller.

      Charles N. Marshall has been our President and Chief Operating Officer since October 1997. He has 42 years of railroad industry experience with Consolidated Rail Corporation, or Conrail, Southern Railway and the Chessie System Railroad (now part of CSX Transportation, Inc.). He was Senior Vice President — Development when he left Conrail in 1995 and also served as Senior Vice President — Marketing & Sales and in positions in legal, public and government affairs. Immediately prior to joining us in 1997, Mr. Marshall worked as a consultant to short line and regional railroads, including our railroads, specializing in developing acquisition opportunities within and outside the United States. Mr. Marshall served as one of our directors from July to October 1997, when he resigned in accordance with our policy that all directors other than the Chairman and Chief Executive Officer be non-employees.

      John C. Hellmann has been our Chief Financial Officer since he joined us in January 2000. From 1999 until January 2000, Mr. Hellmann was an investment banker at Lehman Brothers Inc. in the Emerging Communications Group, and from 1997 to 1999, he was an investment banker at Schroder & Co. Inc. in the Transportation Group. From 1992 to 1994, Mr. Hellmann worked for Weyerhaeuser Company in Japan and the People’s Republic of China. Mr. Hellmann received an A.B. from Princeton University, an M.B.A. at The Wharton School of the University of Pennsylvania and an M.A. in China Studies from Johns Hopkins University School of Advanced International Studies. Mr. Hellmann serves on the Board of Directors of Heating Oil Partners Income Fund.

      Adam B. Frankel has been our Senior Vice President, General Counsel and Secretary since May 2003. Previously, he was with Ford Motor Company where he served since 1999 as a corporate and transactions attorney in the Office of General Counsel and as a Business Manager for Mergers and Acquisitions in

Diversified Consumer Services. Between 1995 and 1999, he was an associate with Simpson Thacher & Bartlett LLP in London and New York. Mr. Frankel received a B.A. in economics from Brown University in 1989 and his J.D. from Stanford University School of Law in 1993.

      Robert A. Grossman has been our Executive Vice President, Government & Industry Affairs since March 2002. Prior to that, he was employed as an officer and director of Emons Transportation Group, Inc. and its predecessors since 1971. From 1986 until its acquisition by us in February 2002, Mr. Grossman served as Chairman of the Board and Chief Executive Officer of Emons Transportation Group, Inc., a public company in the short line railroad business with annual revenues of $25 million.

      James M. Andres joined us effective March 22, 2004 as our Chief Accounting Officer and Global Controller. Mr. Andres is a certified public accountant and received his M.B.A. from Syracuse University. From 2001 to 2003, he was Vice President and Corporate Controller for Axiohm Transaction Solutions, Inc., and from 1992 to 2001 was Division Controller for New Venture Gear, Inc., a joint venture between DaimlerChrysler and General Motors.

      Mark W. Hastings has been our Executive Vice President, Corporate Development since January 2000. Mr. Hastings also served as Secretary from April 2000 to May 2003. Prior to January 2000, he served as Senior Vice President, Chief Financial Officer and Treasurer, and had been our Chief Financial Officer, since he joined us in 1978. Prior to joining us, Mr. Hastings was a credit analyst for Marine Midland Bank (now HSBC Bank USA). Mr. Hastings serves on the Board of Directors of Helm Holdings Corporation.

      Robert W. Anestis has been our director since 2003. Mr. Anestis has been Chairman, President and Chief Executive Officer of Florida East Coast Industries, Inc., a holding company based in St. Augustine, Florida, with interests in railroad and real estate businesses since 1999. From 1986 through 1998, Mr. Anestis was President of Anestis & Company, a Westport, Connecticut-based investment banking and financial advisory firm. Mr. Anestis also serves on the Board of Directors of Champion Enterprises, Inc., and Jacksonville Museum of Modern Art.

      Louis S. Fuller has been our director since 1974. Mr. Fuller retired in 1999 from Courtright and Associates, an executive search firm, of which he had been a member since 1992. Mr. Fuller also serves on the Board of Directors of Cherry Ridge Corp. He is a first cousin of Mortimer B. Fuller, III.

      T. Michael Long has been our director since 2001. Mr. Long is a Co-Manager of The 1818 Fund III, L.P. and has been with Brown Brothers Harriman & Co. since 1971. Mr. Long is currently a Partner in Brown Brothers Harriman & Co., where he shares management and investment responsibility for The 1818 Fund II, L.P. and The 1818 Fund III, L.P. Prior to assuming his current responsibilities, Mr. Long was Department Head of the Corporate Finance Department and advised Brown Brothers Harriman & Co. clients on mergers and acquisitions. Mr. Long also serves on the Board of Directors of HCA Inc., VAALCO Energy, Inc., CMS, Inc., MedSource Technologies, Inc. and Picis, Inc. He is also a Trustee of Ithaca College and The Upper Canada College Educational Foundation, Inc.

      Robert M. Melzer has been our director since 1997. Mr. Melzer was President and Chief Executive Officer of Property Capital Trust, a real estate investment trust, from 1992 to 1999, when he retired. From 1990 to 1996, he was also the Chief Financial Officer of Property Capital Trust. Mr. Melzer serves on the Board of Directors of The Cronos Group and Beacon Capital Partners.

      Phillip J. Ringo has been our director since 1978. Mr. Ringo is the Chairman and Chief Executive Officer of RubberNetwork.com, LLC, a global electronic purchasing and procurement marketplace created by nine leading companies in the tire and rubber industry, having served in such positions since June 2001. From March 1999 to January 2001, Mr. Ringo was President and Chief Operating Officer of ChemConnect, Inc., an electronic commerce company and served as consultant to ChemConnect from January to May 2001. He was President and Chief Executive Officer of Chemical Leaman Tank Lines Inc., a trucking firm, from 1995 to 1998. He was President and Chief Operating Officer of The Morgan Group, Inc. and Chairman and Chief Executive Officer of Morgan Drive Away, Inc., a common and contract carrier for the manufactured housing and recreational vehicle industries from 1992 to 1995. Mr. Ringo also serves on the Boards of Directors of Internet Capital Group, Trimac Transportation Inc. and ARG.

      Peter O. Scannell has been our director since 2003. Mr. Scannell has been the founder and Managing General Partner of Rockwood Holdings LP, a private investment firm focused on the acquisition and development of operating businesses since 1986. Mr. Scannell has been the Chairman and Chief Executive Officer of Rockwood Service Corporation, a materials testing and inspection firm, since 1990. He is also Chairman and Chief Executive Officer of Kane Holding Company, a manufacturer of architectural products.

      Mark A. Scudder has been our director since 2003. Mr. Scudder has been President of Scudder Law Firm, P.C., L.L.O., based in Lincoln, Nebraska, since December 2002, and has served as an attorney with the firm since 1993, representing public and private companies in a variety of mergers and acquisitions, financing transactions, and general corporate matters, with particular focus on the U.S. trucking industry. He currently serves on the Board of Directors of Knight Transportation, Inc. and Covenant Transport, Inc.

      Hon. M. Douglas Young, P.C. has been our director since 1999. Mr. Young has been Chairman of Summa Strategies Canada Inc., a firm that provides strategic counsel and business advice in matters relating to international trade and investment, public policy and relationships with government, since 1997. Between 1993 and 1997, he served as Canada’s Minister of Transport, Minister of Human Resources Development and Minister of National Defense. Mr. Young is counsel to the law firm of Patterson Palmer Hunt Murphy, and also serves on the Boards of Directors of Magellan Aerospace Corporation, Connors Bros. Income Fund, Tesma International Inc., Heating Oil Partners Income Fund and ARG.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table presents information with respect to the beneficial ownership of our Class A Common Stock and Class B Common Stock as of April 26, 2004, before and after giving effect to this offering, held by:

•	each stockholder known by us to own beneficially more than 5% of our Class A Common Stock or Class B Common Stock, including The 1818 Fund, our selling stockholder in this offering;

•	each of our directors;

•	our chief executive officer and each of our named executive officers; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The percentage of beneficial ownership set forth below is based upon 20,353,897 shares of Class A Common Stock and 2,707,935 shares of Class B Common Stock issued and outstanding as of April 26, 2004. The percentage of beneficial ownership after the offering gives effect to the issuance of the 3,358,303 shares of Class A Common Stock upon conversion by the selling stockholder of 22,886 shares of Series A Preferred Stock. In computing the number of shares of Class A Common Stock or Class B Common Stock beneficially owned by a person and the percentage ownership of that person, shares of Class A Common Stock that are subject to options held by that person that are currently exercisable or exercisable within 60 days of April 26, 2004 are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person. If the underwriters fully exercise their option to purchase 503,745 additional shares to cover over-allotments of shares, the selling stockholder and our executive officers, Mortimer B. Fuller, III and John C. Hellmann, will sell shares of Class A Common Stock to satisfy the underwriters’ option exercise.

      Unless otherwise indicated, each stockholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it. The shares of Class B Common Stock are convertible on a one-for-one basis at any time into shares of Class A Common Stock. However, we include the shares of Class B Common Stock under the headings “Common Stock Beneficially Owned — Class B” and “Common Stock Beneficially Owned After Offering — Class B”, but not under the headings “Common Stock Beneficially Owned — Class A” and “Common Stock Beneficially Owned After Offering — Class A.” Unless otherwise indicated, the address of all individuals listed in the table is c/o Genesee & Wyoming Inc., 66 Field Point Road, Greenwich, Connecticut 06830.

						Common Stock Beneficially Owned
	Common Stock Beneficially Owned					After Offering
					Number of
					Shares of
	Class A		Class B		Class A	Class A		Class B
					Common
	No. of	Percent	No. of	Percent	Stock Offered	No. of	Percent	No. of	Percent
Name and Address	Shares	of Class	Shares	of Class	Hereby	Shares	of Class	Shares	of Class

Mortimer B. Fuller, III(1)(2)	153,613	—	2,076,259	76.7%	—	153,613	—	2,076,259	76.7%
Robert W. Anestis(3)	7,235	—	—	—	—	7,235	—	—	—
Louis S. Fuller(4)	251,234	1.2%	449,361	16.6%	—	251,234	1.1%	449,361	16.6%
T. Michael Long (2)(5)	3,686,779	15.3%	—	—	—	328,476	1.4%	—	—
Robert M. Melzer(6)	50,745	—	—	—	—	50,745	—	—	—
Philip J. Ringo(7)	65,027	—	—	—	—	65,027	—	—	—
Peter O. Scannell(8)	7,205	—	—	—	—	7,205	—	—	—
Mark A. Scudder(9)	1,025	—	—	—	—	1,025	—	—	—
M. Douglas Young(10)	46,062	—	—	—	—	46,062	—	—	—
Charles N. Marshall(11)	407,584	2.0%	—	—		407,584	1.7%	—	—
John C. Hellmann(12)	148,264	—	1,248	—	—	148,264	—	1,248	—
Robert A. Grossman(13)	12,000	—	—	—	—	12,000	—	—	—
Mark W. Hastings(14)	116,422	—	49,950	1.8%	—	116,422	—	49,950	1.8%
The 1818 Fund III, L.P. (2)(5)
59 Wall Street
New York, New York 10005	3,668,478	15.3%	—	—	3,358,303	310,175	1.3%	—	—
Wellington Management
Company, LLP(15)
75 State Street
Boston, Massachusetts 02109	1,210,273	5.9%	—	—	—	1,210,273	5.1%	—	—
All Directors and Executive Officers as a Group (14 persons)(16)	4,842,398	19.8%	2,526,868	93.3%	—	1,484,095	6.1%	2,526,868	93.3%

(1)	The amounts shown include: (i) 63,633 shares of Class A Common Stock owned by Mr. Fuller individually; (ii) 1,480,654 shares of Class B Common Stock owned by Mr. Fuller individually; (iii) 6,393 shares of Class A Common Stock held by Mr. Fuller’s wife, as to which shares Mr. Fuller disclaims beneficial ownership; (iv) 7,500 shares of Class A Common Stock held by Overlook Estate Foundation, Inc. of which Mr. Fuller is President; (v) presently exercisable options to purchase 76,087 shares of Class A Common Stock; and (vi) presently exercisable third-party options to purchase 595,605 shares of Class B Common Stock, which shares are subject to a voting agreement under which Mr. Fuller has been granted an irrevocable proxy through March 20, 2008. The number of shares in the table includes shares which are subject to a variable prepaid forward transaction with Credit Suisse First Boston Capital LLC entered into on March 8, 2004 relating to 225,000 shares of Class B Common Stock, which contract expires on March 8, 2007, and for which Mr. Fuller received net proceeds of $4,707,937. Under the terms of the contract, Mr. Fuller has agreed to deliver shares of Class B Common Stock (which are immediately convertible into shares of Class A Common Stock on a one-for-one basis) or shares of Class A Common Stock on the expiration date of the contract (or on an earlier date if the contract is terminated early) as follows: (i) if the final price is less than or equal to the floor price of $23.91 per share, then 225,000 shares; (ii) if the final price is less than or equal to the cap price of $29.8917 per share, but greater than the floor price, then a number of shares equal to 225,000 times the floor price divided by the final price; (iii) if the final price is greater than the cap price, then a number of shares equal to 225,000 shares multiplied by a fraction, the numerator of which is the sum of the floor price and the difference between the final price and the cap price, and the denominator of which is the final price. In connection with the contract, Mr. Fuller has pledged 225,000 shares of Class B Common Stock to secure his obligation under the contract. Under the contract, in lieu of delivery of shares, Mr. Fuller may, at his option, settle the contract by delivery of cash. If the underwriters fully exercise their option to purchase additional shares to cover over-allotments of shares, Mr. Fuller will exercise options to purchase 26,070 shares of Class A Common Stock and convert 100,000 shares of Class B Common Stock currently held by him into shares of

Class A Common Stock and sell an aggregate of 126,070 underlying shares of Class A Common Stock under this prospectus. In that event, the number of shares of Class A Common Stock beneficially owned by him after the offering will be 127,543 and the number of shares of Class B Common Stock beneficially owned by him after the offering will be 1,976,259.

(2)	By reason of a voting agreement, under Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, a group comprised of Mortimer B. Fuller, III, The 1818 Fund and T. Michael Long may be deemed to beneficially own substantially all of the shares of our capital stock beneficially owned by the members of the group. Mr. Long beneficially owns 18,301 shares of Class A Common Stock, consisting of units under our Deferred Stock Plan for Non-Employee Directors, or the Deferred Stock Plan, representing 8,176 shares of Class A Common Stock and presently exercisable options to purchase 10,125 shares of Class A Common Stock, and The 1818 Fund beneficially owns 25,000 shares of Series A Preferred Stock, convertible into 3,668,478 shares of Class A Common Stock. Mr. Fuller, on the one hand, and The 1818 Fund and Mr. Long, on the other hand, disclaim beneficial ownership of the shares owned by the other, and they are not reflected in the respective amounts shown on the table. As Mr. Long shares voting and investment power with respect to the shares of Series A Preferred Stock, the amount of Class A Common Stock shown on the table for Mr. Long includes those shares beneficially owned by The 1818 Fund. The 1818 Fund intends to convert 22,886 shares of Series A Preferred Stock immediately prior to this offering and sell the 3,358,303 underlying shares of Class A Common Stock in this offering. If the underwriters fully exercise their option to purchase additional shares to cover over-allotments of shares, The 1818 Fund will convert the remaining 2,114 shares of Series A Preferred Stock into 310,175 shares of Class A Common Stock and sell those shares under this prospectus. In that event, The 1818 Fund will not beneficially own any shares of Class A Common Stock after this offering. Following the consummation of this offering, the voting agreement will terminate pursuant to its terms.

(3)	The amounts shown include: (i) 3,000 shares of Class A Common Stock held by an HR-10 plan for the benefit of Mr. Anestis; (ii) units under the Deferred Stock Plan representing 1,985 shares of Class A Common Stock; and (iii) presently exercisable options to purchase 2,250 shares of Class A Common Stock.

(4)	The amounts shown include: (i) 47,320 shares of Class A Common Stock and 449,361 shares of Class B Common Stock owned by Mr. Fuller individually; (ii) 1,414 shares of Class A Common Stock owned jointly by Mr. Fuller and his wife; and (iii) 202,500 shares of Class A Common Stock owned by Mr. Fuller’s wife, as to which shares he disclaims beneficial ownership.

(5)	The 25,000 shares of Series A Preferred Stock owned by The 1818 Fund are convertible, subject to certain exceptions, at any time into 3,668,478 shares of Class A Common Stock. The 1818 Fund intends to convert all of its 22,886 shares of Series A Preferred Stock immediately prior to this offering and sell the 3,358,303 underlying shares of Class A Common Stock in this offering. If the underwriters fully exercise their option to purchase additional shares to cover over-allotments of shares, The 1818 Fund will convert the remaining 2,114 shares of Series A Preferred Stock into 310,175 shares of Class A Common Stock and sell those shares under this prospectus. In that event, The 1818 Fund will not beneficially own any shares of Class A Common Stock after this offering. Pursuant to a letter agreement between us, The 1818 Fund and Mortimer B. Fuller, III dated December 12, 2000, The 1818 Fund has the right to nominate one director to our board of directors so long as it holds 20% of the shares of our Class A Common Stock issued or issuable upon conversion of Series A Preferred Stock. Currently, Mr. Long who is a general partner of Brown Brothers Harriman & Co., or BBH, the general partner of The 1818 Fund, is serving on our board of directors as The 1818 Fund’s designee and, as such, his pecuniary interest in the Series A Preferred Stock is limited to his percentage interest in BBH’s interest in such shares. Voting and investment power with respect to the Series A Preferred Stock is shared equally by Mr. Long and Lawrence C. Tucker, in their respective capacities as partners of BBH. Following the consummation of this offering, the letter agreement will terminate pursuant to its terms. The Class A Common Stock shown on the table for The 1818 Fund reflects the 3,668,478 shares of Class A Common Stock into which the 25,000 shares of Series A Preferred Stock are convertible.

(6)	The amount shown includes: (i) 10,125 shares of Class A Common Stock owned by Mr. Melzer individually; (ii) 7,500 shares of Class A Common Stock held by a self-directed IRA; (iii) presently exercisable options to purchase 16,875 shares of Class A Common Stock; and (iv) units under the Deferred Stock Plan representing 16,245 shares of Class A Common Stock.

(7)	The amount shown includes: (i) 12,487 shares of Class A Common Stock owned by Mr. Ringo’s wife, as to which shares he disclaims beneficial ownership; (ii) presently exercisable options to purchase 30,375 shares of Class A Common Stock; and (iii) units under the Deferred Stock Plan representing 22,165 shares of Class A Common Stock.

(8)	The amount shown includes: (i) 3,000 shares of Class A Common Stock held jointly by Mr. Scannell and his wife; (ii) units under the Deferred Stock Plan representing 1,955 shares of Class A Common Stock; and (iii) presently exercisable options to purchase 2,250 shares of Class A Common Stock.

(9)	These are units under the Deferred Stock Plan representing shares of Class A Common Stock.

(10)	The amount shown includes: (i) presently exercisable options to purchase 15,750 shares of Class A Common Stock; and (ii) units under the Deferred Stock Plan representing 30,312 shares of Class A Common Stock.

(11)	The amount shown includes: (i) 358,831 shares of Class A Common Stock owned by Mr. Marshall individually; and (ii) presently exercisable options to purchase 48,753 shares of Class A Common Stock.

(12)	The amount shown includes: (i) 5,062 shares of Class A Common Stock and 1,248 shares of Class B Common Stock owned by Mr. Hellmann individually; and (ii) presently exercisable options to purchase 143,202 shares of Class A Common Stock. If the underwriters fully exercise their option to purchase additional shares to cover over-allotments of shares, Mr. Hellmann will exercise his options to purchase 67,500 shares of Class A Common Stock and sell the underlying shares of Class A Common Stock under this prospectus. In that event, the number of shares of Class A Common Stock beneficially owned by him after the offering will be 80,764.

(13)	The amount shown includes: (i) 1,500 shares of Class A Common Stock owned by Mr. Grossman individually; and (ii) presently exercisable options to purchase 10,500 shares of Class A Common Stock.

(14)	The amount shown includes: (i) 57,274 shares of Class A Common Stock and 49,950 shares of Class B Common Stock owned jointly by Mr. Hastings and his wife; (ii) 1,350 shares of Class A Common Stock beneficially owned by Mr. Hastings’ minor children, as to which shares he disclaims beneficial ownership; and (iii) presently exercisable options to purchase 57,798 shares of Class A Common Stock.

(15)	The amount and percentage shown, and the information contained in this footnote, is derived from Schedule 13G filed by Wellington Management Company, LLP, or WMC, on February 12, 2004. The shares are owned of record by clients of WMC. WMC, in its capacity as investment adviser, may be deemed to beneficially own all of such shares. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares. No such client is known to have such right or power with respect to more than five percent of the class. WMC has shared power to vote 1,088,473 of such shares and has shared power to dispose of all such shares.

(16)	See footnotes 1 through 14 to this table. The amounts shown include: (i) presently exercisable options to purchase an aggregate of 361,729 shares of Class A Common Stock; (ii) presently exercisable third-party options to purchase an aggregate of 595,605 shares of Class B Common Stock; and (iii) units under the Deferred Stock Plan representing an aggregate of 81,863 shares of Class A Common Stock.

CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following summary describes certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of Class A Common Stock by a non-U.S. holder (as defined below) as of the date of this prospectus supplement.

      This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to non-U.S. holders in light of their personal circumstances. Special rules may apply to certain non-U.S. holders, such as certain U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code. Those entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions under the Code as of the date of this prospectus supplement, and such authorities may be repealed, revoked or modified with possible retroactive effect so as to result in U.S. federal income and estate tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of Class A Common Stock should consult their own tax advisors concerning the U.S. federal income and estate tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

      If a partnership holds the Class A Common Stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding the Class A Common Stock should consult their tax advisors.

      As used in this prospectus supplement, a non-U.S. holder means a beneficial owner (other than a partnership) that is not a U.S. holder and a U.S. holder of Class A Common Stock means a beneficial owner that is:

•	a citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, and

•	a trust if it (i) is subject to the supervision of a court within the United States and one or more U.S. persons have the ability to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Dividends

      Dividends paid to a non-U.S. holder of Class A Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Under recently enacted legislation, a dividend received by an individual holder of Class A Common Stock that is treated as effectively connected income may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. Individual non-U.S. holders should consult their tax advisors regarding the implications of this new legislation in their particular circumstances. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate, and avoid back-up withholding as discussed below, for dividends, will be required to (a) complete Internal Revenue Service, or IRS, Form W-8BEN, or successor form, and certify under penalty of perjury, that the holder is not a U.S. person or (b) if the Class A Common Stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

      A non-U.S. holder of Class A Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of Class A Common Stock unless

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder,

•	in the case of a non-U.S. holder who is an individual and holds the Class A Common Stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

      An individual non-U.S. holder described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States). If a non-U.S. holder that is a foreign corporation falls under the first bullet point above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

      We have not determined whether we are a U.S. real property holding corporation for U.S. federal income tax purposes, and it is possible that we may be a U.S. real property holding corporation currently or will become a U.S. real property holding corporation in the future. If we are or become a U.S. real property holding corporation, so long as the Class A Common Stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than five percent of the Class A Common Stock will be subject to U.S. federal income tax on the disposition of the Class A Common Stock.

Federal Estate Tax

      Class A Common Stock held by an individual non-U.S. holder at the time of death will be included in that holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

      A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless applicable certification requirements are met (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption.

      Payment of the proceeds of a sale of Class A Common Stock within the United States or conducted through certain U.S. related financial intermediaries may be subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

      Subject to the terms and conditions of an Underwriting Agreement, dated May      , 2004, the underwriters named below, acting through their representatives, Bear, Stearns & Co. Inc. and Credit Suisse First Boston LLC, have severally agreed with us, subject to the terms and conditions of the Underwriting Agreement, to purchase from the selling stockholder the number of shares of our Class A Common Stock set forth opposite their respective names.

Number of
Underwriters	Shares

Bear, Stearns & Co. Inc.
Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Morgan Keegan & Company, Inc.
Avondale Partners, LLC

3,358,303

      The Underwriting Agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of our Class A Common Stock offered by this prospectus supplement are subject to approval by their counsel of legal matters and to other conditions set forth in the Underwriting Agreement. The underwriters are obligated to purchase and accept delivery of all the shares of Class A Common Stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

      The representatives have advised us that the underwriters propose to initially offer shares of our Class A Common Stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $           per share, of which $          may be reallowed to other dealers. After this offering, the public offering price, concession and other terms of the offering may be changed by the representatives. No such change shall change the amount of proceeds to be received by the selling stockholder as set forth on the cover page of this prospectus supplement. The shares of our Class A Common Stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

      The selling stockholder and certain of our other stockholders have granted to the underwriters an option, exercisable within 30 days after the date of the prospectus supplement, to purchase from time to time up to an aggregate of 503,745 shares of Class A Common Stock to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. In the event that the underwriters exercise their over-allotment option in part, the underwriters will exercise the option granted by the selling stockholder prior to exercising the option granted by such other stockholders. If the underwriters exercise their over-allotment option to purchase any of the 503,745 additional shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the preceding table. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. The selling stockholder and the other stockholders that have granted the over-allotment option will be obligated pursuant thereto to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of Class A Common Stock offered in this offering.

      The following table shows the public offering price, the underwriting discounts to be paid by the selling stockholder to the underwriters and the expenses payable by us. Such amounts are shown assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

Total

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price	$	$	$
Underwriting discounts payable by the selling stockholder
Estimated expenses payable by us

      We, the selling stockholder and certain of our other stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

      The selling stockholder, certain of our other stockholders and each of our executive officers and directors have agreed, subject to specified exceptions, not to:

•	offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, enter into a transaction which would have the same effect, or
•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Class A Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or
•	make any demand for or exercise any right with respect to, the registration of any Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock for a period ending 90 days after the date of this prospectus supplement, referred to as the “lock-up period,” without the prior written consent of Bear, Stearns & Co. Inc. This restriction terminates after the close of trading of the Class A Common Stock on the 90th day after the date of this prospectus supplement. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between Bear, Stearns & Co. Inc. and any of our stockholders who will execute a lock-up agreement providing consent to the sale of such securities prior to the expiration of the lock-up period.

      In addition, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to, any additional shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Bear, Stearns & Co. Inc. prior to the expiration of the lock-up period, except (1) issuances of additional shares or grants of employee or director stock options or other equity awards pursuant to the terms of a plan in effect on the date of this prospectus supplement or described in our 2004 proxy statement, (2) issuances of additional shares by us pursuant to the exercise of such options or the exercise of any other employee or director stock options outstanding on the date of this prospectus supplement, (3) issuances of additional shares by us in connection with one or more acquisitions up to an aggregate amount for all such acquisitions in this clause (3) of $60 million; provided that, in the case of this clause (3), each recipient of such shares shall prior to any such issuance have entered into a written lock-up agreement that is identical in all material respects to our lock-up agreement with respect to the then-remaining portion of the lock-up period or (4) issuances of additional shares by us in connection with the conversion of shares of our Class B Common Stock or Series A Preferred Stock outstanding on the date of this prospectus supplement.

      Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of Class A Common Stock offered by this prospectus supplement in any jurisdiction when action for that purpose is required. The shares of Class A Common Stock offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any shares of Class A Common Stock offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

      Our shares are traded on the New York Stock Exchange under the symbol “GWR.”

      A prospectus supplement in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by an underwriter on the same basis as other allocations. Other than the prospectus supplement in electronic format, the information on an underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

      The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of our Class A Common Stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of our Class A Common Stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the shares of our Class A Common Stock. A “syndicate covering transaction” is the bid for or purchase of shares of our Class A Common Stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A “penalty bid” is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the shares of Class A Common Stock originally sold by such underwriter or syndicate member are purchased by the representatives in a syndicate covering transaction and have therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      Bear, Stearns & Co. Inc. and the other underwriters from time to time perform investment banking and other financial services for us and our affiliates for which they receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

LEGAL MATTERS

      The validity of the shares of our Class A Common Stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York, and for the underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

      The financial statements of Genesee & Wyoming Inc. as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, except as they relate to Australian Railroad Group Pty Ltd., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Australian Railroad Group Pty Ltd., by Ernst & Young, independent public accountants, whose reports thereon are incorporated by reference herein. The financial statements of Genesee & Wyoming Inc. referred to above have been so incorporated in reliance on the reports of such independent accountants and independent public accountants given on the authority of such firms as experts in auditing and accounting.

      Our consolidated financial statements for the year ended December 31, 2001 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 prior to the revisions described below, except as they relate to Australian Railroad Group Pty Ltd., have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are so incorporated in reliance upon the authority of said firm as experts in auditing and accounting in giving said report and, insofar as they relate to Australian Railroad Group Pty Ltd., by Ernst & Young, independent public accountants, whose report thereon is incorporated by reference herein. The financial statements for the year ended December 31, 2001 have been modified to reflect the transitional disclosures required by Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, the adjustments to segment information and the adjustments for the three-for-two stock split effected as of March 15, 2004.

      The consolidated financial statements of Australian Railroad Group Pty Ltd. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young, independent public accountants, as indicated in their report with respect thereto. The financial statements of Australian Railroad Group Pty Ltd as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003, referred to above have been so incorporated in reliance on the report of such independent public accountants given on the authority of said firm as experts in auditing and accounting.

      Section 11(a) of the Securities Act provides that if a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proven that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

      On April 5, 2002, our board of directors determined not to renew the engagement of Arthur Andersen LLP as our independent auditors. Prior to the date of this prospectus supplement, Arthur Andersen LLP has ceased operations and thus has not reissued its report. As a result, we have been unable to obtain Arthur Andersen LLP’s written consent to the incorporation by reference of said report into the registration statement of which this prospectus forms a part. Under these circumstances, Rule 437a under the Securities Act permits us to file the registration statement of which this prospectus forms a part without a written consent from Arthur Andersen LLP. Accordingly, you will be unable to assert a claim against Arthur Andersen LLP under Section 11(a) of the Securities Act because it has not consented to the incorporation by reference of its previously issued report into the registration statement of which this prospectus forms a part.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities or accept any offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 3, 2004

3,862,048 Shares

Class A Common Stock

         All of the shares of our Class A Common Stock offered hereby may be sold from time to time by and for the account of the selling stockholders named in this prospectus.

      The methods of sale of the shares of Class A Common Stock offered hereby are described under the heading “Plan of Distribution.” We will not receive any of the proceeds from such sales.

      Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “GWR.” The last reported sale price of our Class A Common Stock on April 30, 2004 was $23.05 per share.

      See “Risk Factors” beginning on page 1 to read about risks you should consider before you invest in our Class A Common Stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2004.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

      The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. Information furnished under Item 9 or Item 12 of our Current Report on Form 8-K is not incorporated by reference in this prospectus and registration statement. We furnished information under Item 12 of our Current Reports on Form 8-K on February 11, 2004 and on May 3, 2004.

      We incorporate by reference the documents listed below, any documents that we file after the date of filing the initial registration statement of which this prospectus forms a part and prior to the effectiveness of that registration statement, and any documents we file in the future with the Securities and Exchange Commission, as amended, under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that we have registered for sale under the registration statement of which this prospectus forms a part.

•	The Annual Report on Form 10-K for the year ended December 31, 2003; and

•	The Current Reports on Form 8-K filed on January 7, 2004 and March 9, 2004.

      We make available any documents that we file with the Securities and Exchange Commission free of charge on our website at http://www.gwrr.com as soon as reasonably practicable after we electronically file such documents with the Securities and Exchange Commission. In addition, you may request a copy of these filings, including the documents that are incorporated by reference in this prospectus, at no cost by writing or telephoning us at the following address or telephone number:

Genesee & Wyoming Inc.

66 Field Point Road
Greenwich, CT 06830
Attention: Adam B. Frankel, Esq.
Telephone: (203) 629-3722

i

      We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful.

ii

ABOUT GENESEE & WYOMING INC.

      Genesee & Wyoming Inc., incorporated in Delaware in 1977, is a holding company whose subsidiaries and unconsolidated affiliates own and operate short-line and regional freight railroads in the United States, Canada, Mexico, Australia and Bolivia. In addition, we provide freight car switching and rail-related services to industrial companies in the United States. We generate revenues primarily from the movement of freight over track owned or operated by our railroads. We also generate non-freight revenues primarily by providing ancillary rail services such as railcar switching, repair, storage, cleaning, weighing and blocking, and bulk transfer to the aforementioned industrial companies, to shippers along our lines, and to the Class I railroads that connect with our North American lines.

      Our executive offices are located at 66 Field Point Road, Greenwich, CT 06830, and our telephone number is (203) 629-3722.

RISK FACTORS

      Investing in our Class A Common Stock involves risks. You should carefully consider the following risk factors relating to our Class A Common Stock and our business in addition to the other information contained or incorporated by reference in this prospectus, in deciding whether to invest in our Class A Common Stock.

Risks Related to Our Class A Common Stock

Our directors and executive officers have the ability to significantly influence the vote of our stockholders on significant corporate actions.

      As of April 26, 2004 after giving effect to the sale of the maximum number of shares of our Class A Common Stock offered under this prospectus, our directors and executive officers would have beneficially owned approximately 4.4% of the outstanding shares of our Class A Common Stock and approximately 89.6% of the outstanding shares of our Class B Common Stock, which has ten votes per share, representing approximately 52.7% of our voting power, including approximately 40.7% of the voting power controlled by Mortimer B. Fuller, III, our Chairman of the Board and Chief Executive Officer. As a result, Mr. Fuller and the other directors and executive officers will have the ability to significantly influence the vote of our stockholders on important corporate actions requiring stockholder approval, including mergers, share exchanges or sales of all or substantially all of our assets. With this voting power, Mr. Fuller and the other directors and executive officers may also have the ability to delay or prevent a change in control.

Shares eligible for future sale could have adverse consequences for the market price of our Class A Common Stock.

      As of April 26, 2004, our outstanding shares of Class B Common Stock were freely convertible on a one-for-one basis into 2,707,935 shares of Class A Common Stock and, if so converted, will be eligible for sale subject to the volume and other limitations of Rule 144. We cannot predict the effect, if any, that the availability of shares of Class A Common Stock for future sales will have on the market price of our Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock, including shares issued upon the conversion of our Class B Common Stock or under our Amended and Restated 1996 Stock Option Plan, Deferred Stock Plan for Non-Employee Directors, Stock Option Plan for Outside Directors or 2004 Omnibus Incentive Plan, if approved by our shareholders, or the perception that these sales could occur, could adversely affect prevailing market prices for our Class A Common Stock.

Our certificate of incorporation, by-laws and employment agreements with our executive officers as well as Delaware corporate law contain provisions that may discourage a takeover attempt.

      Certain provisions of our certificate of incorporation and by-laws may have the effect of discouraging a third party from making an acquisition proposal and may inhibit a change in control under circumstances that could give the stockholders the opportunity to realize a premium over the then-prevailing market prices.

Specifically, mergers and certain other corporate actions require the approval of two-thirds of the total votes represented by all Class A Common Stock and Class B Common Stock unless Genesee & Wyoming is the survivor of the merger or consolidation and no change of control has occurred as a result of the merger or consolidation. Our Board of Directors is divided into three classes, with the members of each class serving staggered three-year terms, and is expressly authorized to consider a variety of factors and constituencies in determining our best interests. In addition, under certain circumstances Section 203 of the Delaware General Corporation Law makes it more difficult for an “interested stockholder,” generally a 15% stockholder, to effect certain business combinations with a corporation for a three-year period.

      We have entered into and may in the future enter into change of control agreements with some of our senior officers. Our current agreements provide that upon termination of the officer’s employment with us within three years after a defined change in control of Genesee & Wyoming, the officer will receive a cash amount equal to three times the average annual compensation payable to him by Genesee & Wyoming during the immediately preceding five years. In addition, all employees that receive stock options under our equity compensation plans are entitled to have all unvested options vest upon a defined change in control of Genesee & Wyoming.

The market price of our Class A Common Stock may be volatile, which could cause the value of your investment to decline.

      Securities markets experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A Common Stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Class A Common Stock could decrease significantly.

Risks Related to Our Business

General Risks Associated With Our Business

If we are unable to consummate additional acquisitions or investments, we may not be able to successfully implement our growth strategy.

      Our growth strategy is based on our expanding through selective acquisitions of and investments in rail properties, both in new regions and in regions in which we currently operate. The success of our growth strategy will depend on, among other things:

•	the availability of suitable candidates;

•	the level of competition from other companies;

•	our ability to value acquisition and investment candidates accurately and negotiate favorable terms for those acquisitions and investments;

•	our ability to identify and enter into mutually beneficial relationships with venture partners; and

•	the availability of management resources to oversee the integration and operation of the acquired businesses.

      If we are not successful in implementing our growth strategy, the market price for our Class A Common Stock may be adversely affected.

Our inability to integrate acquired businesses successfully or to realize the anticipated cost savings and other benefits could have adverse consequences to our business.

      We have experienced significant growth through acquisitions and we expect to continue to grow through additional acquisitions. Acquisitions generally result in increased operating and administrative costs and, to the extent financed with debt, additional interest costs. We may not be able to manage or integrate the acquired companies or businesses successfully. The process of combining acquired businesses may be disruptive to our business and may cause an interruption of or reduction of our business as a result of the following factors, among others:

•	loss of key employees or customers;

•	possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information technology and other systems;

•	failure to maintain the quality of services that the companies have historically provided;

•	integrating employees of rail lines acquired from Class I railroads, industrial companies, governments or other entities into our regional railroad culture;

•	failure to coordinate geographically diverse organizations; and

•	the diversion of management’s attention from our day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

      These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancements and other benefits that we expect to result from integrating acquired companies, and may cause material adverse short- and long-term effects on our operating results, financial condition and liquidity.

      Even if we are able to integrate the operations of our acquired businesses into our operations, we may not realize the full benefits of the cost savings, revenue enhancements or other benefits that we may have expected at the time of acquisition. The expected revenue enhancements and cost savings are based on analyses completed by members of our management. These analyses necessarily involve assumptions as to future events, including general business and industry conditions, operating costs and competitive factors, many of which are beyond our control and may not materialize. While we believe these analyses and their underlying assumptions to be reasonable, they are estimates which are necessarily speculative in nature. In addition, even if we achieve the expected benefits, we may not be able to achieve them within the anticipated time frame. Also, the cost savings and other synergies from these acquisitions may be offset by costs incurred in integrating the companies, increases in other expenses, operating losses or problems in the business unrelated to these acquisitions.

We may need additional capital to fund our acquisitions. If we are unable to obtain additional capital, we may be required to forego potential acquisitions, which would harm our financial condition and operating results.

      Since 1996, we have acquired 23 railroads, the majority of which were for cash. We intend to continue to review acquisition candidates and potential purchases of railroad assets, and to attempt to acquire companies and assets that meet our investment criteria. We expect that, as in the past, we will pay cash for some or all of the purchase price of any acquisitions or purchases that we make. Depending on the number of acquisitions or purchases and the prices of the acquisitions, we may not generate enough cash from operations to pay for the acquisitions or purchases. We may, therefore, need to raise substantial additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of our existing stockholders. If we raise additional funds through the issuance of debt securities, the terms of such debt could impose additional restrictions on our operations. Additional capital, if required, may not be available on acceptable terms, or at all. If we are unable to obtain additional capital, we may be required to forego potential acquisitions, which would harm our financial condition and operating results.

Because we depend on Class I railroads and other connecting carriers for our North American operations, our operating results, financial condition and liquidity may be adversely affected if our relationships with these carriers deteriorate.

      The railroad industry in the U.S. and Canada is dominated by 7 Class I carriers that have substantial market control and negotiating leverage. Almost all of the traffic on our U.S. and Canadian railroads is interchanged with Class I carriers. A decision by any of these Class I carriers to use alternate modes of transportation, such as motor carriers, could have a material adverse effect on our operating results, financial condition and liquidity.

      Our ability to provide rail service to customers in the U.S. and Canada depends in large part upon our ability to maintain cooperative relationships with connecting carriers with respect to, among other matters, freight rates, revenue divisions, car supply, reciprocal switching, interchange and trackage rights. A deterioration in the operations of, or service provided by, those connecting carriers, or in our relationship with those connecting carriers, would adversely affect our operating results, financial condition and liquidity. In addition, much of the freight transported by our U.S. and Canadian railroads moves on railcars supplied by Class I carriers. If the number of railcars supplied by Class I carriers is insufficient, we might not be able to obtain replacement railcars on favorable terms or at all and shippers may seek alternate forms of transportation.

      Portions of our U.S. and Canadian rail properties are operated under leases, operating agreements or trackage rights agreements with Class I carriers. Failure of our railroads to comply with the terms of these leases and agreements in all material respects could result in the loss of operating rights with respect to those rail properties, which would adversely affect our operating results, financial condition and liquidity. Class I carriers also have traditionally been significant sources of business for us, as well as sources of potential acquisition candidates as they divest branch lines to smaller rail operators. Because we depend on Class I carriers for our U.S. and Canadian operations, our operating results, financial condition and liquidity may be adversely affected if our relationships with those carriers deteriorate.

      While the majority of our Mexican revenue originates and terminates on our railroad, we are dependent on our relationship with a connecting carrier for the remainder of our revenue. To the extent that we experience service disruptions with that connecting carrier, our ability to serve existing customers and expand our business will suffer.

We face competition from numerous sources, including those relating to geography, substitutable products, other types of transportation and other rail operators.

      Each of our railroads is typically the only rail carrier directly serving our customers. Our railroads, however, compete directly with other modes of transportation, principally motor carriers and, on some routes, ship, barge and pipeline operators. We are also subject to geographic and product competition. For example, a customer could shift production to a region where we do not have operations or could substitute one commodity for another commodity that is not transported by rail. In either case, we would lose a source of revenue, which could have a material adverse effect on our operating results, financial condition and liquidity.

      The extent of competition varies significantly among our railroads. Competition is based primarily upon the rate charged, the relative costs of substitutable products and the transit time required. In addition, competition is based on the quality and reliability of the service provided. Because a large majority of our freight moves involve interchange with another carrier, we have only limited control over the price, transit time or quality of such service. Any future improvements or expenditures materially increasing the quality of these alternative modes of transportation in the locations in which we operate, or legislation granting materially greater latitude for motor carriers with respect to size or weight limitations, could have a material adverse effect on our operating results, financial condition and liquidity.

      In competing for the acquisition of rail properties, we face other acquirors that may have greater financial resources. Competition for rail properties is based primarily upon price, and the seller’s assessment of the buyer’s railroad operating expertise and financing capability. Our inability to successfully complete additional acquisitions will adversely affect the implementation of an important part of our growth strategy.

We are subject to significant governmental regulation of our railroad operations. The failure to comply with governmental regulations could have a material adverse effect on our operating results, financial condition and liquidity.

      We are subject to governmental regulation in the U.S. by a significant number of federal, state and local regulatory authorities, including the STB, the Federal Railroad Administration and state departments of transportation, with respect to our railroad operations and a variety of health, safety, labor, environmental and other matters. We are also subject to regulatory authorities in the other countries in which we operate. Our failure to comply with applicable laws and regulations could have a material adverse effect on our operating results, financial condition and liquidity. In addition, governments may change the regulatory framework within which we operate without providing us with any recourse for any adverse effects that the change may have on our operating results, financial condition and liquidity. Also, some of the regulations require us to obtain and maintain various licenses, permits and other authorizations, and we may not continue to be able to do so.

We could incur significant costs for violations of, or liability under, environmental laws and regulations.

      Our railroad operations and real estate ownership are subject to extensive foreign, federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, and the handling, storage, transportation and disposal of waste and other materials and cleanup of hazardous material or petroleum releases. Environmental liability to us may arise from conditions or practices at properties previously owned or operated by us, properties leased by us, and other properties owned by third parties (for example, properties at which hazardous substances or wastes for which we are responsible have been treated, stored, spilled or disposed of), as well as at properties currently owned by us. Under some environmental statutes, such liability may be without regard to whether we were at fault, and may also be “joint and several,” whereby we are responsible for all the liability at issue even though we (or the entity that gives rise to our liability) was only one of a number of entities whose conduct contributed to the liability.

      Environmental liabilities may arise from claims asserted by owners or occupants of affected properties or other third parties affected by environmental conditions (for example, contractors and current or former employees) seeking to recover in connection with alleged damages to their property or with personal injury or death, as well as by governmental authorities seeking to remedy environmental conditions or to enforce environmental obligations. Environmental requirements and liabilities could obligate us to incur significant costs, including significant expenses to investigate and remediate environmental contamination, which could have a material adverse effect on our operating results, financial condition and liquidity.

Some of our employees belong to labor unions, and strikes or work stoppages could adversely affect our operating results, financial condition and liquidity.

      We are a party to collective bargaining agreements with various labor unions in the United States, Mexico, Australia, Canada and Bolivia. In North America, we are party to 32 contracts with national labor organizations. We are currently engaged in negotiations with respect to six of those agreements. We have also entered into employee bargaining agreements with an additional 67 employees who represent themselves. In South Australia, ARG has one collective bargaining agreement that expires in September 2004. ARG is close to reaching agreement on a collective enterprise bargaining agreement covering the majority of Western Australian employees. Our inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. If the unionized workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and/or higher ongoing labor costs, which in either case could materially adversely affect our operating results, financial condition and liquidity. We are also subject to the risk of the unionization of our non-unionized employees which could result in higher employee compensation and restrictive working condition demands that could increase our operating costs or constrain our operating flexibility. In addition, work interruptions may be threatened which could cause cessation of operations with a corresponding adverse financial impact.

If we are unable to employ a sufficient number of skilled workers, our operating results, financial condition and liquidity may be materially adversely affected.

      We believe that our success depends upon our ability to employ and retain skilled workers that possess the ability to operate and maintain our equipment and facilities. The operation and maintenance of our equipment and facilities involve complex and specialized processes and often must be performed in harsh conditions. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for workers with these types of skills has recently become high, especially by Class I railroads that can usually offer higher wages and better benefits, and the supply is limited. Moreover, a large portion of our current skilled workers will become eligible for retirement over the next few years. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase, our margins could decrease and our growth potential could be impaired, each of which would have a material adverse effect on our operating results, financial condition and liquidity.

The occurrence of losses or other liabilities which are not covered by insurance or which exceed our insurance limits could materially adversely affect our operating results, financial condition and liquidity.

      We have obtained for each of our railroads insurance coverage for losses arising from personal injury and for property damage in the event of derailments or other accidents or occurrences. Unexpected or catastrophic circumstances such as accidents involving passenger trains or spillage of hazardous materials could cause our liability to exceed our insurance limits. Insurance is available from only a very limited number of insurers, and we may not be able to obtain insurance protection at our current levels or obtain it on terms acceptable to us. In addition, subsequent adverse events directly and indirectly applicable to us may result in additional increases in our insurance premiums and/or our self insured retentions and could result in limitations to the coverage under our existing policies. The occurrence of losses or other liabilities which are not covered by insurance or which exceed our insurance limits could materially adversely affect our operating results, financial condition and liquidity.

Rising fuel costs could materially adversely affect our operating results, financial condition and liquidity.

      Fuel costs constitute a significant portion of our total operating expenses. Fuel costs were approximately 8.8% of our operating expenses for the year ended December 31, 2003 and 9.3% for the three months ended March 31, 2004. Fuel costs were approximately 11.7% of ARG’s operating expenses for the year ended December 31, 2003 and 14.9% for the three months ended March 31, 2004. Fuel prices and supplies are influenced significantly by factors beyond our and ARG’s control, such as international political and economic circumstances. If diesel fuel prices increase dramatically or if a fuel supply shortage were to arise from production curtailments, a disruption of oil imports or otherwise, these events could have a material adverse effect on our and ARG’s operating results, financial condition and liquidity.

The loss of important customers or contracts may adversely affect our operating results, financial condition and liquidity.

      In North America, our ten largest customers accounted for approximately 26.9%, 26.6% and 27.9% of our North American revenues in 2003, 2002 and 2001, respectively, and approximately 29.6% for the three months ended March 31, 2004. In 2003, 2002 and 2001, our largest North American customer was a coal-fired electricity generating plant which accounted for approximately 5.0%, 4.9% and 6.6%, respectively, of our North American revenues. In the three months ended Mach 31, 2004, our largest North American customer was a forest products and paper manufacturer, which accounted for approximately 8.2% of our North American revenues. ARG’s ten largest customers accounted for approximately 72.0%, 67.0% and 64.8% of its revenues in 2003, 2002 and 2001, respectively, and approximately 65.9% for the three months ended March 31, 2004. In 2003, 2002, 2001 and the three months ended March 31, 2004, ARG’s largest customer was AWB Limited, which accounted for approximately 18.6%, 20.0%, 20.9% and 18.7%, respectively, of ARG’s revenues. The loss of one or more of our or ARG’s largest customers or the loss or material modification of one or more key contracts with such customers could have a material adverse effect on our operating results, financial condition and liquidity.

Our results of operations are susceptible to downturns in the general economy as well as to severe weather conditions.

      In any given year, we, like other railroads, are susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight we transport. In addition, many of the goods and commodities carried by us experience cyclicality in their demand. Our results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. Should an economic slowdown or recession occur or worsen in North America or in the other countries in which we operate, the volume of rail shipments carried by us is likely to be affected.

      In addition to the inherent risks of the business cycle, we are occasionally susceptible to adverse weather conditions. For example:

•	ARG’s grain revenue may be reduced by drought (drought conditions during the 2002 growing season resulted in a significant reduction in ARG’s grain shipments in 2003);

•	our coal revenue may be reduced by cold summers and warm winters, which lessen electricity demand; and

•	our minerals and stone revenue, which includes salt, may be reduced by snow-free and ice-free winters in the Northeastern United States, which lessens demand for road salt.

      Bad weather and natural disasters, such as blizzards in eastern Canada and the Northeastern region of the United States and hurricanes in Mexico, could also cause a shutdown or substantial disruption of operations which, in turn, could have a material adverse effect on our operating results, financial condition and liquidity. Material adverse weather may not directly affect our operations but rather the operations of our customers or connecting carriers. Such weather condition could reduce or suspend their operations, which could have a material adverse effect on our operating results, financial condition and liquidity. Furthermore, our expenses could be adversely impacted by weather, including as a result of higher track maintenance and overtime costs in the winter in our New York-Pennsylvania and Canada Regions as well as by possible track washouts in Mexico during the rainy season.

The development of our business could be hindered if we fail to maintain satisfactory working relationships with partners.

      Some of our operations are conducted through joint ventures, in which we own a significant, but less than a controlling, ownership interest. In particular, we own a 50% interest in ARG and a 22.9% interest in our Bolivian operations. In these operations, we do not have absolute control over the operations of the venture. The particular corporate governance provisions affecting our interests vary from venture to venture, but in general, we must obtain the cooperation of our partners in order to implement and expand upon our business strategies. Any failure to maintain satisfactory working relationships with these partners or the need to expend significant management resources and time to align our interests with the interests of these partners could result in a material adverse effect on our operating results, financial condition and liquidity.

Additional Risks Associated with Our Foreign Operations

We are subject to the risks of doing business in foreign countries.

      Some of our significant subsidiaries transact business in foreign countries, namely in Canada and Mexico, and we have equity investments in Australia and Bolivia. In addition, we may consider acquisitions in other foreign countries in the future. The risks of doing business in foreign countries include:

•	adverse renegotiation or modification of existing agreements or arrangements with governmental authorities;

•	adverse changes or greater volatility in the economies of those countries;

•	adverse effects of currency exchange controls;

•	adverse changes to the regulatory environment of those countries;

•	adverse changes to the tax laws and regulations of those countries;

•	restrictions on the withdrawal of foreign investment and earnings;

•	the nationalization of the businesses that we operate;

•	the actual or perceived failure by us to fulfill commitments under concession agreements;

•	the potential instability of foreign governments, including from domestic insurgency movements; and

•	the challenge of managing a culturally and geographically diverse operation.

Because some of our significant subsidiaries transact business in foreign currencies, and because a significant portion of our net income comes from the operations of our foreign subsidiaries, future exchange rate fluctuations may adversely affect our results of operations, financial condition and liquidity and may affect the comparability of our results between financial periods.

      For the year ended December 31, 2003 and the three months ended March 31, 2004, our operations in Mexico accounted for approximately 12.9% and 10.3% of our consolidated revenues, respectively, and our operations in Canada accounted for approximately 15.7% and 16.3% of our consolidated revenues, respectively. For the same periods, ARG accounted for approximately 36.1% and 39.5% of our consolidated net income, respectively. The results of our foreign operations are recorded in the local currency — the Australian dollar, the Canadian dollar and the Mexican peso — and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The functional currency of our Bolivian operations is the U.S. dollar. The exchange rates between some of these currencies and the U.S. dollar have fluctuated significantly in recent years and may continue to do so in the future. In addition, because our financial statements are stated in U.S. dollars, such fluctuations may affect our results of operations and financial position and may affect the comparability of our results between financial periods.

      We cannot assure you that we will be able to effectively manage our exchange rate risks or that any volatility in currency exchange rates will not have a material adverse effect on our operating results, financial condition and liquidity.

Failure to meet concession commitments with respect to operations of our foreign rail lines could result in the loss of our investment and a related loss of revenues.

      We have entered into long-term concession and/or lease agreements with governmental authorities in Mexico, Bolivia, South Australia and Western Australia. These concession and lease agreements are subject to a number of conditions, including those relating to the maintenance of certain standards with respect to safety, service, price and the environment. These concession and lease agreements also typically carry with them a commitment to maintain the condition of the railroad and to make a certain level of capital expenditures. Our failure to meet these commitments under the long-term concession and lease agreements could result in the loss of those concession or lease agreements. The loss of any concession or lease agreement could result in the loss of our entire investment relating to that concession or lease agreement and the related revenues and income.

Australia’s open access regime could lead to additional competition for ARG’s business and decreased revenues and profit margins.

      Australia’s open access regime could lead to additional competition for ARG’s business, which could result in decreased revenues and profit margins for ARG. The legislative and regulatory framework in Australia allows third party rail operators to gain access to ARG’s railway infrastructure, and in turn governs ARG’s access to track owned by others. ARG currently operates on the Commonwealth-owned interstate network from Sydney, New South Wales and Melbourne, Victoria to Kalgoorlie, Western Australia and on State-owned track in New South Wales. Access charges are paid for access onto the track of other companies, and access charges under state and federal regimes continue to evolve because privatization of railways in Australia is recent. Where ARG pays access fees to others, if those fees are increased, ARG’s operating margins could be negatively affected. In addition, if the federal government or respective state regulators were to alter a regulatory regime or determine that access fees charged to current or prospective third party rail freight operators by ARG in Western Australia or South Australia do not meet competitive standards, then ARG’s income from those fees could be negatively affected.

      When ARG operates over track networks owned by others, including Commonwealth-owned and State-owned networks, the owners of the network rather than the operators are responsible for scheduling the use of the tracks as well as for determining the amount and timing of the expenditures necessary to maintain the network in satisfactory condition. Therefore, in areas where ARG operates over tracks owned by others, it is subject to train scheduling set by the owners as well as the risk that the network is not adequately maintained. Either risk could affect ARG’s results of operations and financial condition.

ARG may be adversely affected by unfavorable conditions in the Australian agricultural industry because a substantial portion of ARG’s railroad traffic consists of agricultural commodities.

      ARG derives a significant portion of its rail freight revenues from shipments of grain. For the years ended December 31, 2003, 2002 and 2001 and the three months ended March 31, 2004, grain shipments in South Australia and Western Australia generated approximately 24.5%, 25.4%, 26.4% and 31.9%, respectively, of ARG’s operating revenues. A decrease in grain shipments as a result of adverse weather or other negative agricultural conditions could have a material adverse effect on ARG’s operating results, financial condition and liquidity. For example, drought conditions during the 2002 growing season resulted in a significant reduction in ARG’s grain shipments in 2003.

ARG may be subject to significant additional expenditures in order to comply with Commonwealth and/or state regulations.

      In addition to the open access requirements described above, other aspects of rail operation are regulated, safety in particular, on both a Commonwealth and a state-by-state basis. ARG has received safety regulatory approval to operate on Commonwealth-owned track, in the Northern Territory and in all states except Queensland and Tasmania. Changes in safety regulations or other regulations or the imposition of new regulations or conflicts among state and/or Commonwealth regulations could require ARG to make significant expenditures and to incur significant expenses in order to comply with these regulations.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares of Class A Common Stock in this offering.

DESCRIPTION OF OUR CAPITAL STOCK

      In this section, we describe the material features and rights of our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Delaware law and our restated certificate of incorporation and by-laws, each of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information About Us” on page i.

In General

      Our authorized capital stock consists of 90,000,000 shares of Class A Common Stock, par value $.01 per share, 15,000,000 shares of Class B Common Stock, par value $.01 per share, and 3,000,000 shares of preferred stock, par value $.01 per share. As of April 26, 2004, there were: (1) 23,885,349 shares of Class A Common Stock issued and 20,353,897 shares outstanding (net of 3,529,412 shares in treasury), held by approximately 158 holders of record; (2) 2,707,935 shares of Class B Common Stock issued and outstanding, held by approximately 9 holders of record and (3) 25,000 shares, with a liquidation preference of $25,000,000, of 4% Series A Senior Redeemable Convertible Preferred Stock issued and outstanding, held by The 1818 Fund III, L.P., or The 1818 Fund, one of the selling stockholders named in this prospectus. As of the same date after giving effect to the sale of the maximum number of shares being offered hereby, there would have been (1) 27,553,827 shares of Class A Common Stock issued and 24,215,945 shares outstanding (net of 3,529,412 shares in treasury); (2) 2,607,935 shares of Class B Common Stock issued and outstanding; and (3) no shares of Series A Preferred Stock issued and outstanding.

Class A Common Stock and Class B Common Stock

      Voting. Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. In addition, as described below, each holder of Series A Preferred Stock is entitled to the number of votes per share equal to the number of votes that the holder would be entitled to cast had the holder converted all of his or her shares of Series A Preferred Stock into Class A Common Stock. Except with respect to the class voting rights of the Class A Common Stock and Class B Common Stock described below and the class voting rights of the Series A Preferred Stock described below under “Description of Our Capital Stock — Outstanding Series A Preferred Stock” or as otherwise required by law, all actions submitted to a vote of stockholders are voted on by the holders of Class A Common Stock, Class B Common Stock and Series A Preferred Stock voting together as a single class. Generally, actions requiring stockholder approval must be approved by a majority of the voting power of the Class A Common Stock, Class B Common Stock and Series A Preferred Stock. Subject to certain exceptions, the affirmative vote of 66 2/3% of the voting power of the Class A Common Stock and Class B Common Stock, voting as a single class, is necessary for the approval of a merger, consolidation or sale of substantially all of our assets. Holders of our capital stock are not entitled to cumulative voting in the election of directors.

      Conversion. Class A Common Stock has no conversion rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock (1) at any time at the option of the holder of the Class B Common Stock and (2) automatically upon any transfer by the holder thereof other than (a) a transfer to a spouse, child or grandchild of the transferor (or to a trust for the benefit thereof) by gift or upon the transferor’s death, or (b) a transfer to an individual or entity that is, at the time of transfer, a holder of record of Class B Common Stock or an executive officer of our company.

      Dividends. Dividends are payable on the outstanding shares of (1) only Class A Common Stock or (2) both Class A Common Stock and Class B Common Stock, in each case, when, as and if declared by our Board of Directors. If there is any arrearage in the payment of dividends on shares of our preferred stock, we may not pay dividends upon, repurchase or redeem shares of our Class A or Class B Common Stock.

      If our Board of Directors determines to pay a dividend on Class B Common Stock, each share of Class A Common Stock will receive a dividend in an amount 10% greater than the amount of the dividend per share paid on the Class B Common Stock.

      Liquidation. In the event of liquidation, holders of Class A Common Stock and Class B Common Stock will share with each other on a ratable basis as a single class in the net assets of our company available for distribution after payment or provision for our liabilities and after satisfaction of any liquidation preference on any series of our preferred stock.

      Other Terms. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided (whether in the form of a stock dividend or otherwise), consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided (whether in the form of a stock dividend or otherwise), consolidated, reclassified or otherwise changed in the same proportion and in the same manner. In any merger, consolidation, reorganization or other business combination, the consideration to be received per share by holders of either Class A Common Stock or Class B Common Stock must be identical to that received by the holders of the other class. Neither the holders of Class A Common Stock nor the holders of Class B Common Stock are entitled to preemptive rights, and neither the Class A Common Stock nor the Class B Common Stock is subject to redemption.

      Listing. Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “GWR.”

Preferred Stock

      General. Our Board of Directors, without action by stockholders, is authorized to:

•	authorize the issuance of shares of preferred stock in one or more series;

•	establish the number of shares in each series; and

•	fix the designations, powers, preferences and rights of each series and the qualifications, limitations or restrictions of each series.

      Each time that we issue a new series of preferred stock, we will file a definitive certificate of designations with the Secretary of State of the State of Delaware. The terms set forth in the applicable certificate of designations will include:

•	the designation of the title of the series;

•	dividend rates;

•	redemption provisions, if any;

•	special or relative rights in the event of liquidation, dissolution, distribution or winding up of our company;

•	sinking fund provisions, if any;

•	whether the preferred stock will be convertible into our Class A Common Stock or any other of our securities or exchangeable for securities of any other person;

•	voting rights; and

•	any other preferences, privileges, powers, rights, qualifications, limitations and restrictions, not inconsistent with our by-laws.

      The shares of any series of preferred stock will be, when issued, fully paid and non-assessable.

      Ranking. Each new series of our preferred stock will rank with respect to each other series of our preferred stock as specified in the certificate of designations relating to that new series of preferred stock.

      Dividends. Holders of each new series of preferred stock will be entitled to receive cash dividends or dividends in kind, if declared by our Board of Directors, out of funds legally available for dividends. For each series of preferred stock, we will specify in the certificate of designations:

•	the dividend rates;

•	whether the rates will be fixed or variable or both;

•	the dates of distribution of the cash dividends; and

•	whether the dividends on any series of preferred stock will be cumulative or non-cumulative.

      We will pay dividends to holders of record of preferred stock as they appear on our records, on the record dates fixed by our Board of Directors.

      We cannot declare or pay full dividends on funds set apart for the payment of dividends on any series of preferred stock unless dividends have been paid or set apart for payment on a proportionate basis with other equity securities which rank equally with the preferred stock regarding the distribution of dividends. If we do not pay full dividends on all equity securities which rank equally, then each series of preferred stock will share dividends in proportion with our other equity securities that rank equally with that series.

      Conversion and Exchange. The certificate of designations for any new series of preferred stock will state the terms and other provisions, if any, on which shares of the new series of preferred stock are convertible into shares of our Class A Common Stock or exchangeable for securities of a third party.

      Redemption. The certificate of designations relating to each new series of preferred stock will specify:

•	whether that new series will be redeemable at any time, in whole or in part, at our option or at the option of the holder of the shares of preferred stock;

•	whether that new series will be subject to mandatory redemption under a sinking fund or on other terms; and

•	the redemption prices.

      In the event that preferred stock is partially redeemed, the shares to be redeemed will be determined by lot, on a proportionate basis or any other method determined to be equitable by our Board of Directors.

      Dividends will cease to accrue on shares of preferred stock called for redemption, and all rights of holders of redeemed shares will terminate, on or after a redemption date, except for the right to receive the redemption price, unless we default in the payment of the redemption price.

      Liquidation Preference. Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive:

•	distributions upon liquidation in the amount provided in the certificate of designations of that series of preferred stock; plus

•	any accrued and unpaid dividends.

      These payments will be made to holders of preferred stock out of our assets available for distribution to stockholders before any distribution is made on any securities ranking junior to the preferred stock regarding liquidation rights.

      In the event that holders of preferred stock are not paid in full upon our liquidation, dissolution or winding up, then these holders will share, on a proportionate basis, any future distribution of our assets with holders of our other securities that rank equally with them.

      Voting Rights. The holders of shares of any series of preferred stock will have no voting rights except as indicated in the certificate of designations relating to the series or as required by law.

Our Outstanding Series A Preferred Stock

      Voting. Holders of Series A Preferred Stock are entitled to a number of votes per share of Series A Preferred Stock equal to the number of shares of Class A Common Stock that such share of Series A Preferred Stock is then convertible into. Other than the class voting rights of the Class A and Class B Common Stock described above and except as described in the last sentence of this paragraph or as required by law, all actions submitted to a vote of stockholders are voted on by the holders of Series A Preferred Stock, Class A Common Stock and Class B Common Stock voting together as a single class. Generally, actions requiring stockholder approval must be approved by a majority of the voting power of the Class A Common Stock, Class B Common Stock and Series A Preferred Stock. The affirmative vote of the holders of at least 66% of the outstanding shares of Series A Preferred Stock, voting separately as a single class, is necessary for certain actions, including the authorization and issuance of:

•	any class of senior stock, parity stock or Class B Common Stock;

•	any class of capital stock having an optional or mandatory redemption earlier than December 12, 2008; and

•	any security convertible into, exchangeable for or evidencing the right to purchase or otherwise receive any shares of any class of senior stock or parity stock.

      Conversion/ Redemption. Each share of Series A Preferred Stock is convertible at any time into our shares of Class A Common Stock at a conversion price of $6.815, subject to certain adjustments. As of the date of this prospectus, no shares of Series A Preferred Stock have been converted into shares of Class A Common Stock, and after giving effect to the sale of the maximum number of shares being offered under this prospectus, all of the 25,000 outstanding shares of Series A Preferred Stock will have been converted into 3,668,478 shares of Class A Common Stock. The Series A Preferred Stock is callable by us after December 12, 2004 and is mandatorily redeemable, to the extent permitted by law, on December 12, 2008.

      Dividends. Dividends on Series A Preferred Stock are cumulative and payable in quarterly arrears in an amount equal to an annual rate of 4% of the issue price, or $10.00 per share per quarter. In addition, in the event that we declare a dividend, other than a regular dividend, or make any other distributions to holders of Class A or Class B Common Stock, each holder of Series A Preferred Stock will be entitled to receive a dividend distribution in an amount equal to the amount that holder would have received had she converted her shares of Series A Preferred Stock into shares of Class A Common Stock prior to the record date for that dividend distribution.

      Liquidation. In the event of liquidation, holders of Series A Preferred Stock will share with each other and with other holders of parity stock on a ratable basis as a single class in our net assets available for distribution after payment or provision for our liabilities and of all amounts owing with respect to senior stock.

      Change of Control. If on or prior to December 12, 2004 a change of control occurs, a holder of Series A Preferred Stock will have the option to require us to redeem all or a portion of her shares of Series A Preferred Stock at a price equal to 101% of the liquidation preference plus accrued and unpaid interest.

Classes of Directors

      Our board of directors is currently classified into three classes. One class of directors is elected each year and the members of that class hold office for a three-year term or until their successors are duly elected and qualified. The classification of directors will have the effect of making it more difficult for a third party to change the composition of our board of directors without the support of the incumbent directors. At least two annual stockholder meetings, instead of one, will be required to effect a change in the control of our board of directors, unless stockholders remove directors for cause.

SELLING STOCKHOLDERS

      3,668,478 shares of our Class A Common Stock being offered under this prospectus are offered by The 1818 Fund. In addition, 193,570 shares of our Class A Common Stock may be offered under this prospectus by Mortimer B. Fuller, III and John C. Hellmann.

      The table below contains information regarding the number of shares of our Class A Common Stock that may be sold hereunder and the beneficial ownership of our Class A Common Stock and Class B Common Stock as of April 26, 2004 by The 1818 Fund, Mortimer B. Fuller, III and John C. Hellmann. The actual amount, if any, of our Class A Common Stock to be offered by each selling stockholder named herein and the amount and percentage of our Class A Common Stock and Class B Common Stock to be owned by that selling stockholder following any offering will be disclosed in the applicable prospectus supplement.

      Unless otherwise indicated, each selling stockholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by it or him. In addition, unless otherwise indicated, the address of each selling stockholder is c/o Genesee & Wyoming Inc., 66 Field Point Road, Greenwich, CT 06830.

						Common Stock Beneficially Owned After
	Common Stock Beneficially Owned					Sale of Maximum Number of Shares

					Maximum Number
	Class A		Class B		of Shares of	Class A		Class B
					Class A Common
	No. of	Percent	No. of	Percent	Stock To Be Sold	No. of	Percent	No. of	Percent
Name and Address	Shares	of Class	Shares	of Class	Hereunder	Shares(5)	of Class	Shares(5)	of Class

The 1818 Fund III, L.P.(1)(2)	3,668,478	15.3%	—	—	3,668,478	—	—	—	—
59 Wall Street New York, New York 10005
Mortimer B. Fuller, III(2)(3)	153,613	—	2,076,259	76.7%	126,070	127,543	—	1,976,259	75.8%
John C. Hellmann(4)	148,264	—	1,248	—	67,500	80,764	—	1,248	—

Total					3,862,048

(1)	The 25,000 shares of Series A Preferred Stock owned by The 1818 Fund are convertible, subject to certain exceptions, at any time into 3,668,478 shares of Class A Common Stock. The 1818 Fund will convert its 25,000 shares of Series A Preferred Stock in order to sell 3,668,478 underlying shares of Class A Common Stock offered under this prospectus. Pursuant to a letter agreement between us, The 1818 Fund and Mortimer B. Fuller, III dated December 12, 2000, The 1818 Fund has the right to nominate one director to our board of directors so long as it holds 20% of the shares of our Class A Common Stock issued or issuable upon conversion of Series A Preferred Stock. Currently, T. Michael Long who is a general partner of Brown Brothers Harriman & Co., or BBH, the general partner of The 1818 Fund, is serving on our board of directors as The 1818 Fund’s designee and, as such, his pecuniary interest in the Series A Preferred Stock is limited to his percentage interest in BBH’s interest in such shares. Voting and investment power with respect to the Series A Preferred Stock is shared equally by Mr. Long and Lawrence C. Tucker, in their respective capacities as partners of BBH. Following the sale of such shares of Class A Common Stock offered hereby, the letter agreement will terminate pursuant to its terms. The Class A Common Stock shown on the table for The 1818 Fund reflects the 3,668,478 of shares of Class A Common Stock into which the 25,000 shares of Series A Preferred Stock are convertible.

(2)	By reason of a voting agreement, under Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, a group comprised of Mortimer B. Fuller, III, The 1818 Fund and Mr. Long may be deemed to beneficially own substantially all of the shares of our capital stock beneficially owned by the members of the group. Mr. Long beneficially owns 18,301 shares of Class A Common Stock, consisting of units under our Deferred Stock Plan for Non-Employee Directors, or the Deferred Stock Plan, representing 8,176 shares of Class A Common Stock and presently exercisable options to purchase 10,125 shares of Class A Common Stock, and The 1818 Fund beneficially owns 25,000 shares of Series A Preferred Stock, convertible into 3,668,478 shares of Class A Common Stock. Mr. Fuller, on the one hand, and The 1818 Fund, on the other hand, disclaim beneficial ownership of the shares owned by the other, and they are not reflected in the respective amounts shown on the table. Following the sale of shares of Class A Common Stock underlying The 1818 Fund’s Series A Preferred Stock, the voting agreement will terminate pursuant to its terms.

(3)	The amounts shown include: (i) 63,633 shares of Class A Common Stock owned by Mr. Fuller individually; (ii) 1,480,654 shares of Class B Common Stock owned by Mr. Fuller individually; (iii) 6,393 shares of Class A Common Stock held by Mr. Fuller’s wife, as to which shares Mr. Fuller disclaims beneficial ownership; (iv) 7,500 shares of Class A Common Stock held by Overlook Estate Foundation, Inc. of which Mr. Fuller is President; (v) presently exercisable options to purchase 76,087 shares of Class A Common Stock; and (vi) presently exercisable third-party options to purchase 595,605 shares of Class B Common Stock, which shares are subject to a voting agreement under which Mr. Fuller has been granted an irrevocable proxy through March 20, 2008. The number of shares in the table includes shares which are subject to a variable prepaid forward transaction with Credit Suisse First Boston Capital LLC entered into on March 8, 2004 relating to 225,000 shares of Class B Common Stock, which contract expires on March 8, 2007, and for which Mr. Fuller received net proceeds of $4,707,937. Under the terms of the contract, Mr. Fuller has agreed to deliver shares of Class B Common Stock (which are immediately convertible into shares of Class A Common Stock on a one-for-one basis) or shares of Class A Common Stock on the expiration date of the contract (or on an earlier date if the contract is terminated early) as follows: (i) if the final price is less than or equal to the floor price of $23.91 per share, then 225,000 shares; (ii) if the final price is less than or equal to the cap price of $29.8917 per share, but greater than the floor price, then a number of shares equal to 225,000 times the floor price divided by the final price; (iii) if the final price is greater than the cap price, then a number of shares equal to 225,000 shares multiplied by a fraction, the numerator of which is the sum of the floor price and the difference between the final price and the cap price, and the denominator of which is the final price. In connection with the contract, Mr. Fuller has pledged 225,000 shares of Class B Common Stock to secure his obligation under the contract. Under the contract, in lieu of delivery of shares, Mr. Fuller may, at his option, settle the contract by delivery of cash.

(4)	The amount shown includes: (i) 5,062 shares of Class A Common Stock and 1,248 shares of Class B Common Stock owned by Mr. Hellmann individually; and (ii) presently exercisable options to purchase 143,202 shares of Class A Common Stock.

(5)	For purposes of this table only, we have assumed that Mortimer B. Fuller, III will convert 100,000 shares of Class B Common Stock into shares of Class A Common Stock and exercise options to purchase 26,070 shares of Class A Common Stock, enabling those shares to be sold under this prospectus. We have also assumed that John C. Hellmann will exercise options to purchase 67,500 shares of Class A Common Stock, enabling those shares to be sold under this prospectus. However, the actual decision of whether the source of shares of Class A Common Stock to be sold by Mr. Fuller and Mr. Hellmann will come from the sale of shares of Class A Common stock, the conversion of shares of Class B Common Stock or the exercise of options to purchase shares of Class A Common Stock will be made, and depend on the circumstances, at the time of any sale and will be set forth in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

      We have been advised that the distribution of the shares of Class A Common Stock by the selling stockholders may be effected from time to time in one or more transactions in any of the following ways:

•	to or through underwriters;

•	through dealers or agents;

•	directly to a limited number of institutional purchasers or to a single purchaser; or

•	through a combination of any of these methods of sale.

      The prospectus supplement for the shares of Class A Common Stock the selling stockholders sell will describe that offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price and the proceeds to the selling stockholders from that sale;

•	any underwriting discounts, commissions or agents’ fees and other items constituting underwriters’ or agents’ compensation; and

•	any public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Underwriters

      If underwriters are used in the sale, we and the selling stockholders will execute an underwriting agreement with those underwriters relating to the shares of Class A Common Stock that the selling stockholders will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. The underwriters, if any, will purchase the shares on a firm commitment basis and will be obligated to purchase all of these securities if any are purchased.

      The shares of Class A Common Stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from the selling stockholders in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these shares of Class A Common Stock to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      The selling stockholders may authorize underwriters to solicit offers by institutions to purchase the shares of Class A Common Stock subject to the underwriting agreement from the selling stockholders at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If any selling stockholder sells shares of Class A Common Stock under these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

      The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the Class A Common Stock at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

Dealers and Agents

      If dealers are utilized in the sale of shares of Class A Common Stock, the selling stockholders will sell such shares of Class A Common Stock to the dealers as principals. The dealers may then resell such shares of Class A Common Stock to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement.

      The selling stockholders may also sell shares of Class A Common Stock through agents designated by them from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by the selling stockholders to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement. Any such dealer or agent may be deemed an underwriter as that term is defined in the Securities Act of 1933, as amended.

Direct Sales

      The selling stockholders may sell any of the shares of Class A Common Stock directly to purchasers. In this case, the selling stockholders will not engage underwriters or agents in the offer and sale of these securities.

Indemnification

      We and the selling stockholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

LEGAL MATTERS

      The validity of the shares of our Class A Common Stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

      The financial statements of Genesee & Wyoming Inc. as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, except as they relate to Australian Railroad Group Pty Ltd., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Australian Railroad Group Pty Ltd., by Ernst & Young, independent public accountants, whose reports thereon are incorporated by reference herein. The financial statements of Genesee & Wyoming Inc. referred to above have been so incorporated in reliance on the reports of such independent accountants and independent public accountants given on the authority of such firms as experts in auditing and accounting.

      Our consolidated financial statements for the year ended December 31, 2001 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 prior to the revisions described below, except as they relate to Australian Railroad Group Pty Ltd., have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are so incorporated in reliance upon the authority of said firm as experts in auditing and accounting in giving said report and, insofar as they relate to Australian Railroad Group Pty Ltd., by Ernst & Young, independent public accountants, whose report thereon is incorporated by reference herein. The financial statements for the year ended December 31, 2001 have been modified to reflect the transitional disclosures required by Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, the adjustments to segment information and the adjustments for the three-for-two stock split effected as of March 15, 2004.

      The consolidated financial statements of Australian Railroad Group Pty Ltd. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young, independent public accountants, as indicated in their report with respect thereto. The financial statements of Australian Railroad Group Pty Ltd as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003, referred to above have been so incorporated in reliance on the report of such independent public accountants given on the authority of said firm as experts in auditing and accounting.

      Section 11(a) of the Securities Act provides that if a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proven that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

      On April 5, 2002, our board of directors determined not to renew the engagement of Arthur Andersen LLP as our independent auditors. Prior to the date of this prospectus supplement, Arthur Andersen LLP has ceased operations and thus has not reissued its report. As a result, we have been unable to obtain Arthur Andersen LLP’s written consent to the incorporation by reference of said report into the registration statement of which this prospectus forms a part. Under these circumstances, Rule 437a under the Securities Act permits us to file the registration statement of which this prospectus forms a part without a written consent from Arthur Andersen LLP. Accordingly, you will be unable to assert a claim against Arthur Andersen LLP under Section 11(a) of the Securities Act because it has not consented to the incorporation by reference of its previously issued report into the registration statement of which this prospectus forms a part.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and accompanying prospectus is current only as of this date.

3,358,303 Shares

Class A Common Stock

PROSPECTUS SUPPLEMENT

May       , 2004

Bear, Stearns & Co. Inc.

Credit Suisse First Boston
Deutsche Bank Securities
BB&T Capital Markets
Morgan Keegan & Company, Inc.
Avondale Partners

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following is an itemization of all fees and expenses incurred or expected to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All but the SEC registration fee are estimates and remain subject to future contingencies.

Securities and Exchange Commission registration fee	$11,606.71
Printing and engraving expenses	$40,000
Legal fees and expenses	$150,000
Accounting fees and expenses	$15,000
Transfer agent fees	$5,000
Taxes	$160,000
Miscellaneous	$17,500

Total	$399,106.71

Item 15.	Indemnification of Directors and Officers

      Under Article X of the Restated Certificate of Incorporation of the Registrant and Section 145 of the Delaware General Corporation Law, directors and officers are entitled to indemnification by the Registrant against liability which they may incur in their respective capacities as directors and officers under certain circumstances. Directors and Officers’ Liability Insurance is carried in an amount of $20,000,000 with a $1,000,000 corporate reimbursement. In the Underwriting Agreement, if any, each underwriter will agree to indemnify the directors of, certain officers of, and persons who control the Registrant, within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against liabilities resulting from information that such underwriter supplies for the Registration Statement.

Item 16.	Exhibits

      Reference is made to the information contained in the Exhibit Index filed as part of this Registration Statement, which information is incorporated herein by reference pursuant to Rule 411 of the Securities and Exchange Commission’s Rules and Regulations under the Securities Act.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement;

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement.

      (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Greenwich, state of Connecticut, on May 3, 2004.

GENESEE & WYOMING INC.

By:	/s/ MORTIMER B. FULLER, III

______________________________________ Name: Mortimer B. Fuller, III

Title:	Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

      Each individual whose signature appears below constitutes and appoints each of Mortimer B. Fuller, III, John C. Hellmann, Adam B. Frankel, Esq. and James M. Andres, such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any other registration statement and any and all amendments thereto for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date	Title	Signature

May 3, 2004	Chairman of the Board and Chief Executive Officer	/s/ MORTIMER B. FULLER, III ------------------------------------------------ Mortimer B. Fuller, III

May 3, 2004	Chief Financial Officer	/s/ JOHN C. HELLMANN ------------------------------------------------ John C. Hellmann

May 3, 2004	Chief Accounting Officer and Global Controller	/s/ JAMES M. ANDRES ------------------------------------------------ James M. Andres

May 3, 2004	Director	/s/ ROBERT W. ANESTIS ------------------------------------------------ Robert W. Anestis

May 3, 2004	Director	/s/ LOUIS S. FULLER ------------------------------------------------ Louis S. Fuller

Date	Title	Signature

May 3, 2004	Director	/s/ T. MICHAEL LONG ------------------------------------------------ T. Michael Long

May 3, 2004	Director	/s/ ROBERT M. MELZER ------------------------------------------------ Robert M. Melzer

May 3, 2004	Director	/s/ PHILIP J. RINGO ------------------------------------------------ Philip J. Ringo

May 3, 2004	Director	/s/ PETER O. SCANNELL ------------------------------------------------ Peter O. Scannell

May 3, 2004	Director	/s/ MARK A. SCUDDER ------------------------------------------------ Mark A. Scudder

May 3, 2004	Director	/s/ HON. DOUGLAS YOUNG, P.C. ------------------------------------------------ Hon. Douglas Young, P.C.

EXHIBITS INDEX

Exhibit
Number	Description

1*	Underwriting Agreement
4.1	Restated Certificate of Incorporation (incorporated herein by reference to Exhibit I to the Registrant’s Definitive Information Statement on Schedule 14C filed on February 23, 2004 (File No. 001-31456)).
4.2	By-laws (incorporated herein by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-3972)).
4.3	Specimen stock certificate representing shares of Class A Common Stock (incorporated herein by reference to Exhibit 4.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-3972)).
4.4	Form of Class B Stockholders’ Agreement, dated as of May 20, 1996, among the Registrant, its executive officers and its Class B stockholders (incorporated herein by reference to Exhibit 4.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-3972)).
4.5	Voting Agreement and Stock Purchase Option dated March 21, 1980 among Mortimer B. Fuller, III, Mortimer B. Fuller, Jr. and Frances A. Fuller, and amendments thereto dated May 7, 1988 and March 29, 1996 (incorporated herein by reference to Exhibit 9.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-3972)).
4.6	Stock Purchase Agreement by and between Genesee & Wyoming Inc. and The 1818 Fund III, L.P. dated October 19, 2000 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 8-K dated December 7, 2000. (File No. 000-20847)).
4.7	Registration Rights Agreement between Genesee & Wyoming Inc. and The 1818 Fund III, L.P. dated December 12, 2000 (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Report on Form 8-K dated December 7, 2000 (File No. 000-20847)).
4.8	Letter Agreement between Genesee & Wyoming Inc., The 1818 Fund III, L.P. and Mortimer B. Fuller, III dated December 12, 2000 (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Report on Form 8-K dated December 7, 2000 (File No. 000-20847)).
5**	Opinion of Simpson Thacher & Bartlett LLP
23.1	Consent of Simpson Thacher & Bartlett LLP (contained in their report filed as Exhibit 5 hereof)
23.2**	Consent of PricewaterhouseCoopers LLP
23.3**	Consent of Ernst & Young
24	Power of Attorney (included on the signature page to this Registration Statement)

*	To be filed by amendment by a Current Report on Form 8-K.

** Filed herewith.